1011060

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended March 31, 2008

☐ **TRANSITION REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission File No. ~~0-28034~~ 1-11737

CardioTech International, Inc.

(Name of small business issuer in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	**04-3186647** (I.R.S. Employer Identification No.)
229 Andover Street, Wilmington, Massachusetts (Address of principal executive offices)	**01887** (Zip Code)

Issuer's telephone number **(978) 657-0075**

Securities registered under Section 12(b) of the Exchange Act:

Title of each class	Name of each exchange on which registered
Common Stock, $.001 par value per share	**American Stock Exchange**

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate whether the registrant (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained in this herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company in Rule 12b-2 of the Exchange Act (Check one):

☐ Large Accelerated Filer ☐ Accelerated Filer

☐ Non-accelerated Filer ☒ Smaller reporting company

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

As of June 16, 2008, 21,067,313 shares of the registrant's Common Stock were outstanding. As of September 30, 2007, the aggregate market value of the registrant's Common Stock held by non-affiliates of the registrant (without admitting that such person whose shares are not included in such calculation is an affiliate) was $28,173,000 based on the last sale price as reported by the American Stock Exchange on such date.

CARDIOTECH INTERNATIONAL, INC.
FORM 10-K
FOR THE YEAR ENDED MARCH 31, 2008

INDEX

PART I

Item 1.	Description of Business	3
Item 1A.	Risk Factors	10
Item 1B.	Unresolved Staff Comments	19
Item 2.	Description of Properties	19
Item 3.	Legal Proceedings	19
Item 4.	Submission of Matters to a Vote of Security Holders	19

PART II

Item 5.	Market Information for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	20
Item 6.	Selected Consolidated Financial Data	21
Item 7.	Management's Discussion and Analysis of Financial Condition and Results of Operations	22
Item 8.	Financial Statements and Supplementary Data	28
Item 9.	Changes In and Disagreements With Accountants on Accounting and Financial Disclosure.	28
Item 9A.	Controls and Procedures	28
Item 9B.	Other Information	29

PART III

Item 10.	Directors, Executive Officers and Corporate Governance	30
Item 11.	Executive Compensation	33
Item 12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	39
Item 13.	Certain Relationships and Related Transactions, and Director Independence	41
Item 14.	Principal Accounting Fees and Services	42

PART IV

Item 15.	Exhibits, Financial Statement Schedules	43
	Index to Financial Statements	F-1

PART I

Item 1. Description of Business

Cautionary Note Regarding Forward Looking Statements

This Report on Form 10-K contains certain statements that are "forward-looking" within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Litigation Reform Act"). These forward looking statements and other information are based on our beliefs as well as assumptions made by us using information currently available.

The words "anticipate," "believe," "estimate," "expect," "intend," "will," "should" and similar expressions, as they relate to us, are intended to identify forward-looking statements. Such statements reflect our current views with respect to future events and are subject to certain risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected, intended or using other similar expressions.

In accordance with the provisions of the Litigation Reform Act, we are making investors aware that such forward-looking statements, because they relate to future events, are by their very nature subject to many important factors that could cause actual results to differ materially from those contemplated by the forward-looking statements contained in this Report on Form 10-K. For example, we may encounter competitive, technological, financial and business challenges making it more difficult than expected to continue to develop and market its products; the market may not accept our existing and future products; we may not be able to retain its customers; we may be unable to retain existing key management personnel; and there may be other material adverse changes in our operations or business. Certain important factors affecting the forward-looking statements made herein also include, but are not limited to (i) continued downward pricing pressures in our targeted markets, (ii) the continued acquisition of our customers by certain of our competitors, and (iii) continued periods of net losses, which could require us to find additional sources of financing to fund operations, implement its financial and business strategies, meet anticipated capital expenditures and fund research and development costs. In addition, assumptions relating to budgeting, marketing, product development and other management decisions are subjective in many respects and thus susceptible to interpretations and periodic revisions based on actual experience and business developments, the impact of which may cause us to alter our marketing, capital expenditure or other budgets, which may in turn affect our financial position and results of operations. For all of these reasons, the reader is cautioned not to place undue reliance on forward-looking statements contained herein, which speak only as of the date hereof. We assume no responsibility to update any forward-looking statements as a result of new information, future events, or otherwise except as required by law.

General

Overview

We develop advanced polymer materials which provide critical characteristics in the design and development of medical devices. Our biomaterials are used in devices that are designed for treating a broad range of anatomical sites and disease states. Our business model leverages our proprietary materials science technology and manufacturing expertise in order to expand our product sales and royalty and license fee income.

Our leading edge technology, notably products such as ChronoFlex®, HydroMed™, and HydroThane™, has been developed to overcome a wide range of design and functional challenges, from the need for dimensional stability, ease of manufacturability and demanding physical properties to overcoming environmental stress cracking (ESC) and providing heightened lubricity for ease of insertion. Our new product extensions allow us to customize our proprietary polymers for specific customer applications in a wide range of device categories.

We also have an antimicrobial extension line that complements the ChronoFlex® and HydroMed™ product families. Through proprietary manufacturing techniques, we have produced materials which allow for full homogenous dispersion throughout the polymer, thus resulting in long lasting and consistent activity and the prevention of leaching. The end result is a technologically advanced antimicrobial material which reduces the potential for foreign body patient infections is less susceptible to bacterial growth and bio-film formations.

We are currently conducting a clinical trial in Europe for CardioPass™, our synthetic coronary artery bypass graft. We have developed our 4 mm and 5 mm SynCAB grafts using specialized ChronoFlex polyurethane materials designed to provide improved performance in the treatment of arterial disorders. The grafts have three layers, similar to natural arteries, and are designed to replicate the physical characteristics of human blood vessels.

We believe the SynCAB graft may be used initially to provide an alternative to patients with insufficient or inadequate native vessels for use in bypass surgery as a result of repeat procedures, trauma, disease or other factors.

We believe, however, that the SynCAB graft may ultimately be used as a substitute for native saphenous veins, thus avoiding the trauma and expense associated with the surgical harvesting of the vein. In January 2007, we announced the initiation of these clinical trials with the first patient surgically implanted in March 2007.

In June 2008, in connection with our re-branding launch, we formed AdvanSource Biomaterials Corporation, a wholly-owned subsidiary, as an initial step in our ongoing efforts to better reflect our strategic plan. As part of this re-branding effort, we are reorganizing our product line. At the same time, we launched a new website at www.AdvBiomaterials.com. The information available on or through our website is not a part of this report on Form 10-K.

History

We were founded in 1993 as a subsidiary of PolyMedica Corporation ("PMI"). In June 1996, PMI distributed all of the shares of CardioTech's common stock, par value $0.01 per share, which PMI owned, to PMI stockholders of record. Our materials science technology is principally based upon the ChronoFlex™ proprietary polymers which represent our core technology.

In July 1999, we acquired the assets of Tyndale-Plains-Hunter ("TPH"), a manufacturer of specialty hydrophilic polyurethanes.

In July 1999, Dermaphylyx International, Inc. ("Dermaphylyx") was formed by certain of our affiliates to develop advanced wound healing products. Dermaphylyx was merged with and into the Company effective March 2004 as a wholly-owned subsidiary. In June 2006, our Board of Directors decided to cease the operations of Dermaphylyx. We considered the net assets of Dermaphylyx to be immaterial.

In April 2001, we acquired Catheter and Disposables Technology, Inc. ("CDT"). CDT, located in Minnesota, is an original equipment manufacturer and supplier of private-label advanced disposable medical devices from concept to finished packaged and sterilized products, providing engineering services and contract manufacturing. In the development of our business model, we continue to review the strategic fit of our various business operations. As a result, we determined that CDT did not fit our strategic direction. CDT was sold in March 2008 (See Note I to Financial Statements).

In April 2003, we acquired Gish Biomedical, Inc. ("Gish"). Gish is located in southern California and manufacturers single use cardiopulmonary bypass products that have a disposable component. In the development of our business model, we continue to review the strategic fit of our various business operations. As a result, we determined that Gish did not fit our strategic direction. Gish was sold in July 2007 (See Note I to Notes to Financial Statements).

In March 2004, we joined with Implant Sciences Corporation ("Implant") to participate in the funding of CorNova. CorNova was formed to develop a novel coronary drug eluting stent using the combined capabilities and technology of CorNova, Implant Sciences and CardioTech. We currently have a 15% equity interest in the issued and outstanding common stock of CorNova, based on the assumed conversion of all outstanding CorNova preferred stock into common stock. Although CorNova is expected to incur future operating losses, we have no obligation to fund CorNova.

At our 2007 Annual Meeting, our stockholders approved our reincorporation from Massachusetts to Delaware. Our Articles of Charter Surrender in Massachusetts and Certificate of Incorporation and Certificate of Conversion in Delaware were effective as of October 26, 2007.

In June 2008, we announced the formation of AdvanSource, a wholly-owned subsidiary, to re-brand our business and align our name with our strategic focus.

Sale of Gish and CDT

On July 6, 2007, we completed the sale of Gish Biomedical, Inc.("Gish"), our former wholly-owned subsidiary that developed and manufactured single use cardiopulmonary bypass products, pursuant to a stock purchase agreement (the "Gish Purchase Agreement") entered into with Medos Medizintechnik AG, a German corporation ("Medos"), on July 3, 2007. The Gish Purchase Agreement provided for the sale of Gish to Medos for a purchase price of approximately $7.5 million in cash. The Gish Purchase Agreement also contained representations, warranties and indemnities that are customary in a transaction involving the sale of all or substantially all of a company or its assets. The indemnifications include items such as compliance with legal and regulatory requirements, product liability, lawsuits, environmental matters, product recalls, intellectual property, and representations regarding the fairness of certain financial statements, tax audits and net operating losses.

Pursuant to the terms of the Gish Purchase Agreement, we placed $1.0 million in escrow as a reserve for certain indemnification obligations to Medos, if any, as described above. The escrowed amount, less any agreed upon amount necessary to satisfy any indemnification obligations, may be made available to us on July 5, 2008. The realization of the escrow fund is also contingent upon the realizability of the Gish accounts receivable and inventory that were transferred to Medos for one year from the sale date. The $1.0 million of proceeds being held in escrow is not included in the calculation of the loss on sale of Gish of $1,173,000.

Medos has advised us that it may assert certain indemnity claims against us relating to certain representations and warranties up to the full amount of the $1.0 million escrow balance. We have advised Medos that we believe any such claims, if made, would be without merit under the Gish Purchase Agreement. We have concluded that a loss resulting from these potential claims by Medos in excess of the escrow balance is not probable as of March 31, 2008.

We have been notified by Medos as to their assertions that we may be liable for up to one year of severance costs related to each of the terminations of two key Gish employees by Medos, whose terminations were effected by Medos subsequent to the acquisition date. We have reviewed the assertions by Medos, and have concluded that a loss resulting from these asserted claims is not probable as of March 31, 2008.

In connection with the sale of Gish, we entered into a non-exclusive, royalty-free license (the "License Agreement") with Gish which provides for our use of certain patented technology of Gish in our products and services, provided such products and services do not compete with the cardiac bypass product development and manufacturing businesses of Gish or Medos. We have determined the License Agreement has de minimus value and, accordingly, no value has been ascribed to the license.

After transaction expenses and certain post-closing adjustments, we realized approximately $6.1 million in proceeds from the sale of Gish. Assuming the disbursement to us of all funds held in escrow after July 5, 2008, up to an additional $1.0 million may be realized. Under the terms of the Gish Purchase Agreement, we owe Medos $149,000 as a result of the change in stockholder's equity of Gish from March 31, 2007 to June 30, 2007. This amount was recorded as a current liability as of June 30, 2007, has not been paid to Medos, and is reflected as a current liability of discontinued operations as of March 31, 2008. This adjustment is included in the calculation of the loss on sale of Gish through March 31, 2008. Under the terms of the Gish Purchase Agreement, we retained Gish's cash assets of approximately $2.0 million as of June 29, 2007.

On March 28, 2008, we completed the sale of Catheter and Disposables Technology, Inc. ("CDT") our former wholly-owned subsidiary, that is a contract manufacturer and provider of engineering services, pursuant to a stock purchase agreement (the "CDT Purchase Agreement") entered into with TACPRO, Inc. ("Tacpro") on March 28, 2008. The CDT Purchase Agreement provided for the sale of CDT to Tacpro for a purchase price of approximately $1.2 million in cash. The CDT Purchase Agreement also contained representations, warranties and indemnities that are customary in a transaction involving the sale of all or substantially all of a company or its assets. The indemnifications include items such as compliance with legal and regulatory requirements, product liability, lawsuits, environmental matters, product recalls, realization of accounts receivable and inventories at specified time periods, and tax audits. Pursuant to the terms of the CDT Purchase Agreement, we placed $240,000 in escrow as a reserve for our indemnification obligations to Tacpro if any, as described above. The escrowed amount, less any agreed upon amount necessary to satisfy any indemnification obligations, may be made available to us on March 28, 2009. The $240,000 of proceeds being held in escrow is not included in the calculation of the loss on sale of CDT of $690,000.

After transaction expenses, which included a non-cash expense of $76,000 related to warrants issued in connection with an investment bank that advised us, and certain post-closing adjustments, we realized approximately $696,000 in cash proceeds from the sale of CDT. Assuming the disbursement to us of all funds held in escrow after March 28, 2009, up to an additional $240,000 may be realized.

Business Strategy

Our vision is to be a world-class, technology company focused on customer-driven solutions in the medical device industry. As a result of an in-depth study of our strengths and weaknesses and the opportunities in the medical device marketplace, we believe our unique materials science strengths have the potential to be marketed to our existing customer base and to a broader range of medical device developers. We also believe there exists a major void in the marketplace that could be filled with our strong materials science capabilities to maximize the early development phase of devices that utilize polymers.

In fiscal 2008, we sold both Gish and CDT in order to focus on our strategic plan for materials science.

We have expanded our development laboratory at our Massachusetts facility and recently launched a new concept center. The expansion of our development laboratory is a key element of our plan to better combine our core polymer technology with new product applications and expand customer access to our capabilities.

We are conducting ongoing reviews of intellectual property held by other companies in which our proprietary polymers are cited. The results of these reviews may lead to additional opportunities to exercise our strategy of seeking license and royalty arrangements for the exclusive use of our polymers, however, there can be no assurances that any new license and royalty arrangements will be established as a result of these efforts.

Technology

Our unique materials science strengths are embodied in our family of proprietary polymers. We manufacture and sell our custom polymers under the trade names ChronoFilm, ChronoFlex, ChronoThane, ChronoPrene, HydroThane, and PolyBlend. The ChronoFlex family of polymers has the potential to be marketed beyond our existing customer base. Our goal is to fulfill the market's need for advanced materials science capabilities, thereby enabling customers to improve devices that utilize polymers. Our chemists continue to develop the ChronoFlex family of medical-grade polymers. Conventional polymers are susceptible to degradation resulting in catastrophic failure of long-term implantable devices such as pacemaker leads. ChronoFlex and ChronoThane polymers are designed to overcome such degradation and reduce the incidents of infections associated with invasive devices.

Key characteristics of our polymers are i) optional use as lubricious coatings for smooth insertion of a device into the body, ii) antimicrobial properties that are part of the polymer itself, and iii) mechanical properties, such as hardness and elasticity sufficient to meet engineering requirements. We believe our technology has wide application in increasing biocompatibility, drug delivery, infection control and expanding the utility of complex devices in the hospital and clinical environment.

We also manufacture and sell our proprietary HydroThane polymers to medical device manufacturers that are evaluating HydroThane for use in their products. HydroThane is a thermoplastic, water-absorbing, polyurethane elastomer possessing properties which we believe make it well suited for the complex requirements of a variety of catheters. In addition to its physical properties, we believe HydroThane exhibits an inherent degree of bacterial resistance, clot resistance and biocompatibility. When hydrated, HydroThane has elastic properties similar to living tissue.

We also manufacture specialty hydrophilic polyurethanes that are primarily sold to customers as part of exclusive arrangements. Specifically, one customer is supplied tailored, patented hydrophilic polyurethanes in exchange for a multi-year, royalty-bearing exclusive supply contract which generates royalty income for the Company.

ChronoFilm is a registered trademark of PMI. ChronoFlex is our registered trademark. ChronoThane, ChronoPrene, HydroThane, and PolyBlend are our tradenames. CardioPass is our trademark.

Intellectual Property

We own or license 4 patents relating to our vascular graft manufacturing and polymer technology and products. While we believe our patents secure our exclusivity with respect to certain of our technologies, there can be no assurance that any patents issued would not afford us adequate protection against competitors which sell similar inventions or devices, nor can there be any assurance that our patents will not be infringed upon or designed around by others. However, we intend to vigorously enforce all patents issued to us.

In June 2007, we filed for a U.S. patent on our proprietary antimicrobial formulation for ChronoFlex. Current technology in the marketplace uses antibiotic drugs. The antimicrobial component of our polymers has been designed to be non-leaching as a result of the polymerization process.

In addition, PMI has granted us an exclusive, perpetual, worldwide, royalty-free license for the use of one polyurethane patent and related technology in the field consisting of the development, manufacture and sale of implantable medical devices and biodurable polymer material to third parties for the use in medical applications (the "Implantable Device and Materials Field"). PMI also owns, jointly with Thermedics, Inc., an unrelated company that manufactures medical grade polyurethane, the ChronoFlex polyurethane patents relating to the ChronoFlex technology ("Joint Technology"). PMI has granted us a non-exclusive, perpetual, worldwide, royalty-free sublicense of these patents for use in the Implantable Devices and Materials Field.

Manufacturing and Service Operations

We manufacture polymers at our Massachusetts facility.

Product and Services

Materials Science Technology

We manufacture polymeric materials with a wide-range of physical and biological properties. Our polymers are available with a variety of hardness and mechanical strengths and possess unique characteristics such as biodurability, biocompatibility, lubricity and antimicrobial properties. These polymeric materials may be used as structural engineering polymers or as coatings for metallic and polymeric surfaces and have a history of use in both short and long-term implant applications.

We have been provided exclusive and non-exclusive perpetual, world-wide, royalty-free license and sublicense rights for the use of polyurethane patents and related technology for the development, manufacture and sale of implantable medical devices and biodurable polymer material. As a result, we are able to enter into license and royalty arrangements for the exclusive use of our customized polymers. During the years ended March 31, 2008 and 2007, we generated revenues from royalties of $1,924,000 and $1,558,000, respectively.

We have established a concept center in our Massachusetts facility which enables customers to access technical experts in advanced biomaterials development and processing to help develop product ideas, refine concepts and/or solve the technical problems to enable the customer to bring their product to market. The center is focused on better combining core polymer technology with new product applications to expand customer access to our materials sciences and product development expertise, to establish new customer relationships and to deepen those with existing customers.

CardioPass™ Synthetic Coronary Artery Bypass Graft ("SynCAB")

Overview and Development

Blood is pumped from the heart throughout the body via arteries. Blood is returned to the heart at relatively low pressure via veins, which have thinner walls than arteries and have check valves, which force blood to move in one direction. Because a specific area of the body is often supplied by a single main artery, rupture, severe narrowing or occlusion of the artery supplying blood to that area is likely to cause an undesirable or catastrophic medical outcome.

Vascular grafts are used to replace or bypass occluded, damaged, dilated or severely diseased arteries and are sometimes used to provide access to the bloodstream for patients undergoing hemodialysis treatments. Existing small bore graft technologies suffer from a variety of disadvantages in the treatment of certain medical conditions, depending upon the need for biodurability, compliance (elasticity) and other characteristics necessary for long-term interface with the human body.

Coronary artery bypass graft ("CABG") surgery is performed to treat the impairment of blood flow to portions of the heart. CABG surgery involves the addition of one or more new vessels to the heart to re-route blood around blocked coronary arteries.

According to the 2004 report of the American Heart Association, approximately 500,000 bypass operations were performed in the U.S. in 2003. We estimate approximately 750,000 CABG procedures were performed worldwide during the same year. We believe approximately 20% of these CABG procedures were performed on patients who had previously undergone bypass surgery, and that the number of repeat procedures will continue to increase as a percentage of procedures performed, even though the overall number of bypass procedures is declining. Currently, approximately 70% of CABG procedures are performed utilizing the saphenous vein.

We have developed our 4 mm and 5 mm SynCAB grafts using specialized ChronoFlex polyurethane materials designed to provide improved performance in the treatment of arterial disorders. The grafts have three layers, similar to natural arteries, and are designed to replicate the physical characteristics of human blood vessels.

We believe the SynCAB graft may be used initially to provide an alternative to patients with insufficient or inadequate native vessels for use in bypass surgery as a result of repeat procedures, trauma, disease or other factors. We believe, however, that the SynCAB graft may ultimately be used as a substitute for native saphenous veins, thus avoiding the trauma and expense associated with the surgical harvesting of the vein.

SynCAB Clinical Trials

We initiated plans in fiscal 2006 to obtain European marketing approvals. In May 2006, we received written acknowledgement from our Notified Body in Europe that our clinical trial plan had been accepted. The planned 10 patient clinical trial protocol allows surgeons to intraoperatively decide to use the SynCAB instead of suboptimal autologous vessels. The patient enrollment process is not an easy one for a long-term surgical implant that is designed to improve outcomes for very sick patients. Prior to each surgery, our investigators must receive patient consent for participation in the trials. The surgeon then decides at the time of the operation whether or not to utilize the graft. Patients will be followed for 90 days and assessed for graft patency and quality of life measures. Following the completed clinical trial, we intend to submit the analyzed data to the Notified Body in support of our application for CE Mark.

We have hired a European-based contract research organization ("CRO") to assist in management of the entire clinical process. The CRO helped us review possible sites in the European Union for the selection of investigators to follow the approved protocols. Our first site was selected and a Principal Investigator was engaged to conduct the trial and provide the necessary data for the clinical research report. All necessary approvals from the Ethics Committee were also received. Our Principal Investigator has participated in a wide range of cardiovascular clinical trials. Achievement of this important milestone fits within our planned timeline and is an important benchmark in the commencement and completion of the clinical trial. We have undergone a rigorous review by the Ministry of Health and completed paperwork for an import license, and prepared for patient selection. In January 2007, we announced the initiation of these clinical trials with the first patient surgically implanted in March 2007.

In April 2008, we announced a second site for the CardioPass trial. A second site for the 10-patient clinical trial offers a larger potential pool of patients to be reviewed for graft implant eligibility for the trial.

In May 2008, we announced that a second 4 mm graft size was being made available for the trial. Adding a second graft size for the 10-patient clinical trial offers the surgeons an important new option and a larger potential pool of patients to be reviewed for graft implant eligibility for the trial. Our two sites will have available both CardioPass™ sizes for use in the trial.

The objective of the trial is to work towards obtaining European CE Marking for the CardioPass™. Approval by the Notified Body and obtaining CE Marking would allow CardioPass™ to be marketed and sold in all European Union countries as well as other countries worldwide that accept this approval for registration within those countries.

We have applied for and are awaiting for a Certificate of Product Export from the U.S. Food and Drug Administration that will allow us to send 4 mm grafts to the site.

Marketing and Sales

We sell our polymers directly to our customers from our Massachusetts facility. In January 2008, we hired a Global Sales Director for materials science. In June 2008, we announced that we had formed AdvanSource Biomaterials Corporation, a wholly-owned subsidiary, to conduct our business and align our name with our strategic focus. As part of this re-branding effort, we are reorganizing our product line. At the same time, we launched a new website at www.AdvBiomaterials.com. The information available on or through our website is not a part of this report on Form 10-K.

We have not experienced, and do not expect to experience, in any material respect, seasonality in sales of our products.

We perform ongoing credit evaluations and maintain allowances for potential credit losses. As of March 31, 2008, we believe no significant concentrations of credit risk exist.

We do not have any facilities, property or other assets located in any geographic area other than the United States of America.

Contracts and Material Relationships

LeMaitre Vascular Products, Inc. ("LeMaitre"), a third party contractor, has manufactured ChrononFlex-based coronary grafts for our limited use. In October 2006, we paid LeMaitre $350,000 in cash to purchase proprietary equipment designed for the future manufacture of our CardioPass grafts and development of additional medical devices. The production of our grafts depends on the results of the ongoing SynCAB clinical trial and required equipment validation. The inability to successfully complete the SynCAB clinical trial, including obtaining CE Marking, or validate the equipment could have a material adverse affect on our business.

We own common stock, representing a 15% equity interest, based on outstanding preferred and common stock ownership, in CorNova, Inc., a privately-held developer of advanced endovascular devices and catheters. In December 2006, CorNova GmbH, a wholly-owned German subsidiary, received CE Marking for its bare metal Valecor™ Coronary Stent System, CorNova's first approved product, allowing CorNova to market and sell this product. We granted to CorNova an exclusive license for the technology consisting of ChronoFlex DES polymer, or any poly (carbonate) urethane containing derivative thereof, for use on drug-eluting stents. We have jointly developed coatings with CorNova that utilize ChronoFlex's excellent characteristics for stents to enhance long-term drug eluting stent performance.

Revenues

Our revenues were $3,207,000 and $2,275,000 for the years ended March 31, 2008 and 2007, respectively.

Competition

Competition in the medical device industry in general is intense and based primarily on scientific and technological factors, the availability of patent and other protection for technology and products, the ability to commercialize technological developments and the ability to obtain governmental approval for testing, manufacturing and marketing products.

Competition among products is based, among other things, on product efficacy, safety, reliability, availability, price and patent position. An important factor is the timing of the market introduction of our products or the products of competitors. Accordingly, the relative speed with which we can develop products, complete the clinical trials and approval processes and supply commercial quantities of the products to the market is expected to be an important competitive factor. Our competitive position depends upon our ability to attract and retain qualified personnel, to obtain patent protection or otherwise develop proprietary products or processes, and to secure sufficient capital resources for the often substantial period between technological conception and commercial sales.

Research and Development, Regulatory and Engineering

Our development decisions are based on: (i) development costs, (ii) product need, (iii) third-party interest and funding availability, and (iv) regulatory considerations. Research, development and regulatory expenditures for the years ended March 31, 2008 and 2007 were $999,000 and $769,000, respectively, and consisted primarily of salaries and related costs (58% and 65% in fiscal 2008 and 2007, respectively), and are expensed as incurred.

Government Regulation

From time to time, legislation is drafted and introduced in Congress that could significantly change the statutory provisions governing the approval, manufacturing and marketing of drug products and medical devices.

Backlog

Our backlog in the ordinary course of business for biomaterial products is approximately $117,000 at March 31, 2008.

Environmental Compliance

Our direct expenditures for environmental compliance were not material in the two most recent fiscal years. However, certain costs of manufacturing have increased due to environmental regulations placed upon suppliers of components and services.

Employees

As of March 31, 2008, we had 22 full-time employees at our facility in Massachusetts of whom 4 were in production and the remaining in management, administrative, development, marketing and sales positions.

None of these employees are covered by a collective bargaining agreement, and management considers its relations with its employees to be good.

Item 1A. Risk Factors

You should carefully consider the risks and uncertainties described below and the other information in this filing before deciding to purchase our common stock. If any of these risks or uncertainties occurs, our business, financial condition or operating results could be materially harmed. In that case the trading price of our common stock could decline and you could lose all or part of your investment. The risks and uncertainties described below are not the only ones we may face. We believe that this filing contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to regulatory risks and clinical uncertainties. Such statements are based on management's current expectations and are subject to facts that could cause results to differ materially from the forward-looking statements.

Risks Related to Liquidity

We have reported net losses in the last seven fiscal years and may continue to report net losses in the future. There can be no assurance that our revenue will be maintained at the current level or increase in the future.

Our future growth may depend on our ability to raise capital for acquisitions and to support research and development activities, including costs for clinical trials, and to market and sell our vascular graft technology, specifically the coronary artery bypass graft. We may require substantial funds for further research and development, future pre-clinical and clinical trials, regulatory approvals, establishment of commercial-scale manufacturing capabilities, and the marketing of our products. Our capital requirements depend on numerous factors, including but not limited to, the progress of our research and development programs, including costs for clinical trials; the cost of filing, prosecuting, defending and enforcing any intellectual property rights; competing technological and market developments; changes in our development of commercialization activities and arrangements; and the purchase of additional facilities and capital equipment.

Risks Related to Our Growth Strategy

If we cannot obtain the additional capital required to fund our operations on favorable terms or at all, we may have to delay or reconsider our growth strategy.

Our growth strategy may require additional capital for, among other purposes, completing acquisitions of companies and customers' product lines and manufacturing assets, integrating acquired companies and assets, acquiring new equipment and maintaining the condition of existing equipment. If cash generated internally is insufficient to fund capital requirements, or if we desire to make additional acquisitions, we will require additional debt or equity financing. Adequate financing may not be available or, if available, may not be available on terms satisfactory to us. If we raise additional capital by issuing equity or convertible debt securities, the issuance may dilute the share ownership of the existing investors. In addition, we may grant future investors rights that are superior to those of our existing investors. If we fail to obtain sufficient additional capital in the future, we could be forced to curtail our growth strategy by reducing or delaying capital expenditures and acquisitions, selling assets or restructuring or refinancing our indebtedness, or delaying plans for clinical trials.

Risks Related to Our Business

We have incurred substantial operating losses and we may never be profitable.

Our revenues were $3,207,000 and $2,275,000 for the years ended March 31, 2008 and 2007, respectively. We had net losses of $6,090,000 and $2,962,000 for the years ended March 31, 2008 and 2007, respectively. There is a risk that we will never be profitable. None of our coronary artery graft products and technologies have ever been utilized on a large-scale commercial basis and it may take several years before these products could be commercialized, if ever. Our ability to generate enough revenues to achieve profits will depend on a variety of factors, many of which are outside our control, including:

- size of market;
- competition and other solutions;
- extent of patent and intellectual property protection afforded to our products;
- cost and availability of raw material and intermediate component supplies;
- changes in governmental (including foreign governmental) initiatives and requirements;
- changes in domestic and foreign regulatory requirements;
- costs associated with equipment development, repair and maintenance; and
- our ability to manufacture and deliver products at prices that exceed our costs.

A substantial amount of our assets comprise goodwill and other intangibles, and our net loss will increase if our goodwill becomes impaired.

As of March 31, 2008 and 2007, goodwill represented approximately $487,000, or 4.2%, and $487,000, or 2.7%, respectively, of our total assets.

Goodwill is generated when the cost of an acquisition exceeds the fair value of the net tangible and identifiable intangible assets we acquire. Goodwill is no longer amortized under generally accepted accounting principles as a result of SFAS No. 142. Instead, goodwill is subject to an impairment analysis, performed at least annually, based on the fair value of the reporting unit We could be required to recognize future reductions in our net income caused by the write-down of goodwill, if impaired, that, if significant, could materially and adversely affect our results of operations.

If we fail to meet the expectations of securities analysts or investors, our stock price may decrease. Our operating results have fluctuated in the past from quarter to quarter and are likely to fluctuate significantly in the future due to a variety of factors, many of which are beyond our control, including:

- changing demand for our products and services;
- the timing of actual customer orders and requests for product shipment and the accuracy of our customers' forecasts of future production requirements;
- the reduction, rescheduling or cancellation of product orders and development and design services requested by customers;
- difficulties in forecasting demand for our products and the planning and managing of inventory levels;
- the introduction and market acceptance of our customers' new products and changes in demand for our customers' existing products;
- results of clinical trials;
- changes in the relative portion of our revenue represented by our various products, services and customers, including the relative mix of our business across our target markets;
- changes in competitive or economic conditions generally or in our customers' markets;
- competitive pressures on selling prices;
- the amount and timing of costs associated with product warranties and returns;
- changes in availability or costs of raw materials or supplies;
- fluctuations in manufacturing yields and yield losses and availability of production capacity;
- changes in our product distribution channels and the timeliness of receipt of distributor resale information;
- the impact of vacation schedules and holidays, largely during the second and third fiscal quarters of our fiscal year;
- the amount and timing of investments in research and development;
- difficulties in integrating acquired assets and businesses into our operations;
- charges to earnings resulting from the application of the purchase method of accounting following acquisitions; and
- pressure on our selling prices as a result of healthcare industry cost containment measures.

As a result of these factors, many of which are difficult to control or predict, as well as the other risk factors discussed in this report, we may experience material adverse fluctuations in our future operating results on a quarterly or annual basis.

The medical device industry is cyclical, and an industry downturn could adversely affect our operating results.

Business conditions in the medical device industry have rapidly changed between periods of strong and weak demand. The industry is characterized by:

- periods of overcapacity and production shortages;
- cyclical demand for products;
- changes in product mix in response to changes in demand of products;
- variations in manufacturing costs and yields;

- rapid technological change and the introduction of new products by customers;
- price erosion; and
- expenditures for product development.

These factors could harm our business and cause our operating results to suffer.

The failure to complete development of our medical technology, obtain government approvals, including required FDA approvals, or to comply with ongoing governmental regulations could delay or limit introduction of our proposed products, negatively impact our operations and result in failure to achieve revenues or maintain our ongoing business.

Our research, development and production activities, including the manufacture and marketing of our intended coronary artery bypass graft product, are subject to extensive regulation for safety, efficacy and quality by numerous government authorities in the United States and abroad.

Before receiving FDA approval to market our proposed graft, we will have to demonstrate that our grafts are safe and effective on the patient population. While we have done some preliminary animal trials and have seen acceptable results, there can be no assurance that acceptable results will be obtained in human trials. Clinical trials, manufacturing and marketing of medical devices are subject to the rigorous testing and approval process of the FDA and equivalent foreign regulatory authorities. The Federal Food, Drug and Cosmetic Act and other federal, state and foreign statutes and regulations govern and influence the testing, manufacture, labeling, advertising, distribution and promotion of drugs and medical devices. As a result, clinical trials and regulatory approval of the coronary artery bypass graft can take a number of years or longer to accomplish and require the expenditure of substantial financial, managerial and other resources.

In order to be commercially viable, we must successfully research, develop, obtain regulatory approval, manufacture, market and distribute our grafts. For each device incorporating our artificial grafts, we must successfully meet a number of critical developmental milestones, including:

- demonstrate benefit from the use of our grafts in various contexts such as coronary artery bypass surgery;
- demonstrate through pre-clinical and clinical trials that our grafts are safe and effective; and
- establish a viable Good Manufacturing Process capable of potential scale up.

The time frame necessary to achieve these developmental milestones may be long and uncertain, and we may not successfully complete these milestones for any of our intended products in development.

In order to conduct clinical trials that are necessary to obtain approval by the FDA to market a product, it is necessary to receive clearance from the FDA to conduct such clinical trials. The FDA can halt clinical trials at any time for safety reasons or because we or our clinical investigators do not follow the FDA's requirements for conducting clinical trials. If we are unable to receive clearance to conduct clinical trials or the trials are halted by the FDA, we would not be able to achieve any revenue from such product as it is illegal to sell any medical device for human consumption without FDA approval.

More generally, the manufacture and sale of medical devices, including products currently sold by us and our other potential products, are subject to extensive regulation by numerous governmental authorities in the United States, principally the FDA, and corresponding state agencies, such as the CDHS. In order for us to market our products for clinical use in the United States, we must obtain clearance from the FDA of a 510(k) pre-market notification or PMA application. In addition, certain material changes to medical devices also are subject to FDA review and clearance or approval. The process of obtaining FDA and other required regulatory clearances and approvals is lengthy, expensive and uncertain, frequently requiring from one to several years from the date of FDA submission if pre-market clearance or approval is obtained at all. Securing FDA clearances and approvals may require the submission of extensive clinical data and supporting information to the FDA.

Sales of medical devices outside of the United States are subject to international regulatory requirements that vary from country to country. The time required to obtain approval for sales internationally may be longer or shorter than that required for FDA clearance or approval, and the requirements may differ. We have entered into distribution agreements for the foreign distribution of our products. These agreements generally require that the foreign distributor is responsible for obtaining all necessary regulatory approvals in order to allow sales of our products in a particular country. There can be no assurance that our foreign distributors will be able to obtain approval in a particular country for any of our future products.

Regulatory clearances or approvals, if granted, may include significant limitations on the indicated uses for which the product may be marketed. In addition, to obtain such clearances or approvals, the FDA and certain foreign regulatory authorities impose numerous other requirements with which medical device manufacturers must comply.

FDA enforcement policy strictly prohibits the marketing of cleared or approved medical devices for uncleared or unapproved uses. In addition, product clearances or approvals could be withdrawn for failure to comply with regulatory standards or the occurrence of unforeseen problems following initial marketing. We will be required to adhere to applicable FDA GMP regulations and similar regulations in other countries, which include testing, control, and documentation requirements. Ongoing compliance with GMP and other applicable regulatory requirements, including marketing products for unapproved uses, could result in, among other things, warning letters, fines, injunctions, civil penalties, recall or seizure of products, total or partial suspension of production, refusal of the government to grant pre-market clearance or pre-market approval for devices, withdrawal of clearances or approvals and criminal prosecution. Changes in existing regulations or adoption of new governmental regulations or policies could prevent or delay regulatory approval of our products.

There can be no assurance that we will be able to obtain FDA 510(k) clearance or PMA for our products under development or other necessary regulatory approvals or clearances on a timely basis or at all. Delays in receipt of or failure to receive U.S. or foreign clearances or approvals, the loss of previously obtained clearance or approvals, or failure to comply with existing or future regulatory requirements would have a material adverse effect on our business, financial condition and results of operations.

Our markets are subject to technological change and our success depends on our ability to develop and introduce new products, primarily in cardiothoracic surgery.

The cardiothoracic market for our products is characterized by:

- changing technologies;
- changing customer needs;
- frequent new product introductions and enhancements;
- increased integration with other functions; and
- product obsolescence.

Our success is dependent in part on the design and development of new products in the medical device industry. To develop new products and designs for our cardiothoracic market, we must develop, gain access to and use leading technologies in a cost effective and timely manner and continue to expand our technical and design expertise. The product development process is time-consuming and costly, and there can be no assurance that product development will be successfully completed, that necessary regulatory clearances or approvals will be granted by the FDA on a timely basis, or at all, or that the potential products will achieve market acceptance. Our failure to develop, obtain necessary regulatory clearances or approvals for, or successfully market potential new products could have a material adverse effect on our business, financial condition and results of operations.

The number of patients undergoing bypass surgery may continue to decline, resulting in a reduction of our market potential.

Over the past several years, the total number of patients undergoing bypass surgery has decreased as a result of new, less invasive therapies such as pharmacotherapy, angioplasty and stenting. There can be no assurances that that the number of patients will not continue to decline as further medical advances are introduced. Any future decline in the total number of patients undergoing bypass surgery could result in lost revenue and therefore could have a material adverse effect on our business, financial condition and results of operations.

We have limited manufacturing experience and if our coronary bypass graft is approved, we may not be able to manufacture sufficient quantities at an acceptable cost.

We remain in the research and development phase of our coronary bypass graft. Accordingly, if our product is approved for commercial sale, we will need to establish the capability to commercially manufacture our product in accordance with FDA and other regulatory requirements. We have limited experience in establishing, supervising and conducting commercial manufacturing. If we fail to adequately establish, supervise and conduct all aspects of the manufacturing processes, we may not be able to commercialize our products. We do not presently own manufacturing facilities necessary to provide clinical or commercial quantities of our intended graft. We may not be able to obtain such facilities at an economically feasible cost, or at all.

LeMaitre, a third party contractor, has manufactured coronary grafts for our limited use. In October 2006, we paid LeMaitre $350,000 in cash to purchase proprietary equipment which is designed for the future manufacture of our CardioPass grafts and development of additional medical devices. The production of our grafts depends on the results of the ongoing SynCAB clinical trial and required equipment validation. The inability to successfully complete the SynCAB clinical trial, including obtaining CE Marking, or validate the equipment could have a material adverse affect on our business.

We depend on outside suppliers and subcontractors, and our production and reputation could be harmed if they are unable to meet our volume and quality requirements and alternative sources are not available.

We have various "sole source" suppliers who supply key components for our products. Our outside suppliers may fail to develop and supply us with products and components on a timely basis, or may supply us with products and components that do not meet our quality, quantity or cost requirements. If any of these problems occur, we may be unable to obtain substitute sources of these products and components on a timely basis or on terms acceptable to us, which could harm our ability to: i) manufacture our own products and components profitably or on time, and ii) ship products to customers on time and generate revenues. In addition, if the processes that our suppliers use to manufacture products and components are proprietary, we may be unable to obtain comparable components from alternative suppliers.

A significant portion of our royalty and development fee sales comes from one large customer, and any decrease in sales to this customer could harm our operating results.

The medical device industry is concentrated, with relatively few companies accounting for a large percentage of sales in the surgical, interventional and cardiovascular markets that are targeted by our disposable medical device and contract manufacturing operations. Accordingly, our revenue and profitability are dependent on our relationships with a limited number of large medical device companies. We are likely to continue to experience a high degree of customer concentration in our disposable medical device and contract manufacturing operations, particularly if there is further consolidation within the medical device industry. We cannot assure you that there will not be a loss or reduction in business from one or more of our large customers. In addition, we cannot assure you that revenues from our customers that have accounted for significant revenues in the past, either individually or as a group, will reach or exceed historical levels in any future period. The loss or a significant reduction of business from any of our major customers would adversely affect our results of operations.

Our ability to grow and sustain growth levels may be adversely affected by slowdowns in the U.S. economy.

Due to the recent decrease in corporate profits, capital spending and consumer confidence, we have experienced weakness in certain of our end markets. We are primarily susceptible when clients stop placing orders for us to build prototypes or develop certain specialized medical devices through our contract manufacturing operations. The medical commercial markets, including bio-medical research and development and medical device manufacturing, could be affected by the past slowdown in the U.S. economy. If an economic slowdown occurs and continues and capital spending for research and development from our clients decreases, our business, financial condition and results of operations may be adversely affected.

We could be harmed by litigation involving patents and other intellectual property rights.

None of our patents or other intellectual property rights has been successfully challenged to date. However, in the future, we could be accused of infringing the intellectual property rights of other third parties. We also have certain indemnification obligations to customers with respect to the infringement of third party intellectual property rights by our products. No assurance can be provided that any future infringement claims by third parties or claims for indemnification by customers or end users of our products resulting from infringement claims will not be asserted or that assertions of infringement, if proven to be true, will not harm our business.

In the event of any adverse ruling in any intellectual property litigation, we could be required to pay substantial damages, cease the manufacturing, use and sale of infringing products, discontinue the use of certain processes or obtain a license from the third party claiming infringement with royalty payment obligations by us.

Any litigation relating to the intellectual property rights of third parties, whether or not determined in our favor or settled by us, is costly and may divert the efforts and attention of our management and technical personnel.

We may not be able to protect our intellectual property rights adequately.

Our ability to compete is affected by our ability to protect our intellectual property rights. We rely on a combination of patents, trademarks, copyrights, trade secrets, confidentiality procedures and non-disclosure and licensing arrangements to protect our intellectual property rights. Despite these efforts, we cannot be certain that the steps we take to protect our proprietary information will be adequate to prevent misappropriation of our technology, or that our competitors will not independently develop technology that is substantially similar or superior to our technology. More specifically, we cannot assure you that any future applications will be approved, or that any issued patents will provide us with competitive advantages or will not be challenged by third parties. Nor can we assure you that, if challenged, our patents will be found to be valid or enforceable, or that the patents of others will not have an adverse effect on our ability to do business. Furthermore, others may independently develop similar products or processes, duplicate our products or processes or design their products around any patents that may be issued to us.

Our future success depends on the continued service of management, engineering and sales personnel and our ability to identify, hire and retain additional personnel.

Our success depends, to a significant extent, upon the efforts and abilities of members of senior management. The loss of the services of one or more of our senior management or other key employees could adversely affect our business. We do not maintain key person life insurance on any of our officers, employees or consultants.

There is intense competition for qualified employees in the medical industry, particularly for highly skilled design, applications, engineering and sales people. We may not be able to continue to attract and retain technologists, managers, or other qualified personnel necessary for the development of our business or to replace qualified individuals who could leave us at any time in the future. Our anticipated growth is expected to place increased demands on our resources, and will likely require the addition of new management and engineering staff as well as the development of additional expertise by existing management employees. If we lose the services of or fail to recruit engineers or other technical and management personnel, our business could be harmed.

Periods of rapid growth and expansion could place a significant strain on our resources, including our employee base.

To manage our possible future growth effectively, we will be required to continue to improve our operational, financial and management systems. In doing so, we will periodically implement new software and other systems that will affect our internal operations regionally or globally. Presently, we are upgrading our enterprise resource planning software to integrate our operations. The conversion process is complex and requires, among other things, that data from our existing system be made compatible with the upgraded system. During the transition to this upgrade, we could experience delays in ordering materials, inventory tracking problems and other inefficiencies, which could cause delays in shipments of products to our customers.

Future growth will also require us to successfully hire, train, motivate and manage our employees. In addition, our continued growth and the evolution of our business plan will require significant additional management, technical and administrative resources. We may not be able to effectively manage the growth and evolution of our current business.

We are exposed to product liability and clinical and pre-clinical liability risks which could place a substantial financial burden on us, if we are sued. Although we have 5 million dollars in product liability insurance coverage, that amount may not be sufficient to cover all potential claims made against us. Additionally, we face the risk of financial exposure to product liability claims alleging that the use of devices that incorporate our products resulted in adverse effects.

While we are not aware of any claim at this time, our business exposes us to potential product liability, recalls and other liability risks that are inherent in the testing, manufacturing and marketing of medical products. We cannot assure you that such potential claims will not be asserted against us. In addition, the use in our clinical trials of medical products that our potential collaborators may develop and the subsequent sale of these products by us or our potential collaborators may cause us to bear a portion of or all product liability risks. A successful liability claim or series of claims brought against us could have a material adverse effect on our business, financial condition and results of operations.

We cannot assure you that we will be able to obtain or maintain adequate product liability insurance on acceptable terms, if at all, or that such insurance will provide adequate coverage against our potential liabilities. Furthermore, our current and potential partners with whom we have collaborative agreements or our future licensees may not be willing to indemnify us against these types of liabilities and may not themselves be sufficiently insured or have a net worth sufficient to satisfy any product liability claims. Claims or losses in excess of any product liability insurance coverage that may be obtained by us could have a material adverse effect on our business, financial condition and results of operations. We do not currently carry recall insurance and we may be subject to significant recall costs in the event of a recall.

Additionally, we currently assist in the development of certain medical products and prototypes for third parties, including components in other products. Our contract manufacturing operation produces components for medical manufacturers used in products such as catheters and disposable devices. Product liability risks may exist even for those medical devices that have received regulatory approval for commercial sale or even for products undergoing regulatory review. We currently carry $5 million in product liability insurance. Any defects in our materials used in these devices could result in recalls and/or significant product liability costs to us, which may exceed $5 million. We do not currently carry recall insurance and we may be subject to significant recall costs in the event of a recall.

We may be affected by environmental laws and regulations.

We are subject to a variety of laws, rules and regulations in the United States related to the use, storage, handling, discharge and disposal of certain chemical materials such as isocyanates, alcohols, dimethylacetamide, and glycols used in our research and manufacturing process. Any of those regulations could require us to acquire expensive equipment or to incur substantial other expenses to comply with them. If we incur substantial additional expenses, product costs could significantly increase. Our failure to comply with present or future environmental laws, rules and regulations could result in fines, suspension of production or cessation of operations.

If we are unable to complete our assessments as to the adequacy of our internal controls over financial reporting as required by Section 404 of the Sarbanes-Oxley Act of 2002, investors could lose confidence in the reliability of our financial statements, which could result in a decrease in the value of our common stock.

As directed by Section 404 of the Sarbanes-Oxley Act of 2002, the Securities and Exchange Commission adopted rules requiring public companies to include a report of management on the company's internal control over financial reporting in their annual reports on Form 10-K. This report is required to contain an assessment by management of the effectiveness of such company's internal controls over financial reporting. In addition, the public accounting firm auditing a public company's financial statements must attest to and report on management's assessment of the effectiveness of the company's internal controls over financial reporting. While we are expending significant resources in developing the necessary documentation and testing procedures required by Section 404, there is a risk that we will not comply with all of the requirements imposed by Section 404. If we fail to implement required new or improved controls, we may be unable to comply with the requirements of Section 404 in a timely manner. This could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements, which could cause the market price of our common stock to decline and make it more difficult for us to finance our operations.

Under current rules, we are required to report on the effectiveness of our internal controls for the year ended March 31, 2008. In the fiscal year ending March 31, 2010, our independent registered public accounting firm will be required to report on the effectiveness of our internal controls.

Risks Related to Competition

The medical device industry in general, and the market for products for use in cardiovascular surgery in particular, is intensely competitive and characterized by rapid innovation and technological advances. Product differentiation and performance, client service, reliability, cost and ease of use are important competitive considerations in the medical device industry. We expect the current high levels of competition and technological change in the medical device industry in general. Most of our competitors have longer operating histories and significantly greater financial, technical, research, marketing, sales, distribution and other resources. In addition, our competitors may have greater name recognition than us and frequently offer discounts as a competitive tactic. There can be no assurance that our current competitors or potential future competitors will not succeed in developing or marketing technologies and products that are more effective or commercially attractive than those that have been and are being developed by us or that would render our technologies and products obsolete or noncompetitive, or that such companies will not succeed in obtaining regulatory approval for, introducing or commercializing any such products prior to us. Any of the above competitive developments could have a material adverse effect on our business, financial condition and results of operations.

Risks Related to Pricing Pressure

We face aggressive cost-containment pressures from governmental agencies and third party payors. There can be no assurances that we will be able to maintain current prices in the face of continuing pricing pressures. Over time, the average price for our products may decline as the markets for these products become more competitive. Any material reduction in product prices could negatively affect our gross margin, necessitating a corresponding increase in unit sales to maintain net sales.

Risks Related to Our Securities

Our stock price is volatile.

The market price of our common stock has fluctuated significantly to date. In the past fiscal year, our stock price ranged from $0.52 to $1.65. The future market price of our common stock may also fluctuate significantly due to:

- variations in our actual or expected quarterly operating results;
- announcements or introductions of new products;
- results of clinical trials;
- technological innovations by our competitors or development setbacks by us;
- the commencement or adverse outcome of litigation;
- changes in analysts' estimates of our performance or changes in analysts' forecasts regarding our industry, competitors or customers;
- announcements of acquisition or acquisition transactions; or
- general economic and market conditions.

In addition, the stock market in recent years has experienced extreme price and volume fluctuations that have affected the market prices of many medical and biotechnology companies. These fluctuations have often been unrelated or disproportionate to the operating performance of companies in our industry, and could harm the market price of our common stock.

Additional authorized shares of our common stock and preferred stock available for issuance may adversely affect the market.

We are authorized to issue 50,000,000 shares of our common stock. As of March 31, 2008, there were 21,067,313 shares of common stock issued and outstanding. However, the total number of shares of our common stock issued and outstanding does not include shares reserved in anticipation of the exercise of options and warrants. As of March 31, 2008, we had outstanding stock options and warrants of approximately 3,736,971 shares of our common stock, the exercise price of which range between $0.50 per share to $5.40 per share, and we have reserved shares of our common stock for issuance in connection with the potential exercise thereof. To the extent such options, warrants or additional investment rights are exercised; the holders of our common stock will experience further dilution. Stockholders will also experience dilution upon the exercise of options granted under our stock option plans. In addition, in the event that any future financing or consideration for a future acquisition should be in the form of, be convertible into or exchangeable for, equity securities investors will experience additional dilution.

The exercise of the outstanding derivative securities will reduce the percentage of common stock held by our current stockholders. Further, the terms on which we could obtain additional capital during the life of the derivative securities may be adversely affected, and it should be expected that the holders of the derivative securities would exercise them at a time when we would be able to obtain equity capital on terms more favorable than those provided for by such derivative securities. As a result, any issuance of additional shares of common stock may cause our current stockholders to suffer significant dilution which may adversely affect the market. In addition to the above referenced shares of common stock which may be issued without stockholder approval, we have 5,000,000 shares of authorized preferred stock, the terms of which may be fixed by our Board, of which 500,000 preferred shares were previously issued, but none are currently outstanding. While we have no present plans to issue any additional shares of preferred stock, our Board has the authority, without stockholder approval, to create and issue one or more series of such preferred stock and to determine the voting, dividend and other rights of holders of such preferred stock. The issuance of any of such series of preferred stock may have an adverse effect on the holders of common stock.

Shares eligible for future sale may adversely affect the market.

From time to time, certain of our stockholders may be eligible to sell all or some of their shares of common stock by means of ordinary brokerage transactions in the open market pursuant to Rule 144, promulgated under the Securities Act, subject to certain limitations. In general, pursuant to Rule 144, a stockholder (or stockholders whose shares are aggregated) who has satisfied a one year holding period may, under certain circumstances, sell within any three month period a number of securities which does not exceed the greater of 1% of the then outstanding shares of common stock or the average weekly trading volume of the class during the four calendar weeks prior to such sale. Rule 144 also permits, under certain circumstances, the sale of securities, without any limitation, by our stockholders that are non-affiliates that have satisfied a two year holding period. Any substantial sale of our common stock pursuant to Rule 144 or pursuant to any resale prospectus may have material adverse effect on the market price of our securities.

There is a limitation on director and officer liability.

As permitted by Delaware law, our Restated Articles of Organization limit the liability of our directors for monetary damages for breach of a director's fiduciary duty except for liability in certain instances. As a result of our charter provision and Massachusetts law, stockholders may have limited rights to recover against directors for breach of fiduciary duty. In addition, our bylaws provide that we shall indemnify our directors, officers, employees and agents if such persons acted in good faith and reasoned that their conduct was in our best interest.

The anti-takeover provisions of our Restated Articles of Organization, the Delaware corporation law and our Stockholder Rights Plan may delay, defer or prevent a change of control.

Our board of directors has the authority to issue up to 4,500,000 shares of preferred stock and to determine the price, rights, preferences and privileges and restrictions, including voting rights, of those shares without any further vote or action by our stockholders. The rights of the holders of common stock will be subject to, and may be harmed by, the rights of the holders of any shares of preferred stock that may be issued in the future. The issuance of preferred stock may delay, defer or prevent a change in control because the terms of any issued preferred stock could potentially prohibit our consummation of any acquisition, reorganization, sale of substantially all of our assets, liquidation or other extraordinary corporate transaction, without the approval of the holders of the outstanding shares of preferred stock. In addition, the issuance of preferred stock could have a dilutive effect on our stockholders.

Our stockholders must give substantial advance notice prior to the relevant meeting to nominate a candidate for director or present a proposal to our stockholders at a meeting. These notice requirements could inhibit a takeover by delaying stockholder action. In addition, our bylaws and Delaware law provide for staggered board members with each member elected for three years. In addition, directors may be removed by stockholders only for cause and by a vote of 80% of the stock.

In addition, we have adopted a stockholder rights plan that may discourage any potential acquirer from acquiring more than fifteen percent (15%) of our outstanding common stock since, upon this type of acquisition without approval of our board of directors, all other common stockholders will have the right to purchase a specified amount of common stock at a substantial discount from market price.

Risk of Market Withdrawal or Product Recall

There can be no assurance that we will be able to successfully take corrective actions if required, nor can there be any assurance that any such corrective actions will not force us to incur significant costs. In addition, there can be no assurance any future recalls will not cause us to face increasing scrutiny from its customers, which could cause us to lose market share or incur substantial costs in order to maintain existing market share. We do not currently carry recall insurance and we may be subject to significant recall costs in the event of a recall.

Risks Associated with Healthcare Reform Proposals

Political, economical and regulatory influences are subjecting the healthcare industry in the United States to fundamental change. Potential reforms proposed over the last several years have included mandated basic healthcare benefits, controls on healthcare spending through limitations on the growth of private health insurance premiums and Medicare and Medicaid spending, the creation of large insurance purchasing groups and fundamental changes in the healthcare delivery system. In addition, some states in which we operate are also considering various healthcare reform proposals. We anticipate that federal and state governments will continue to review and assess alternative healthcare delivery systems and payment methodologies and public debate of these issues will likely continue in the future. Due to uncertainties regarding the ultimate features of reform initiatives and their enactment and implementation, we cannot predict which, if any, of such reform proposals will be adopted, when they may be adopted or what impact they may have on us, and there can be no assurance that the adoption of reform proposals will not have a material adverse effect on our business, operating results or financial condition. In addition, the actual announcement of reform proposals and the investment community's reaction to such proposals, as well as announcements by competitors and third-party payors of their strategies to respond to such initiatives, could produce volatility in the trading and market price of our common stock.

Item 1B. Unresolved Staff Comments

None.

Item 2. Description of Properties

Our corporate headquarters, polymer development and manufacturing operations, are located in an approximate 22,700 square foot building, which we own, is located at 229 Andover Street, Wilmington, MA, and was purchased for $1,750,000 in cash.

Item 3. Legal Proceedings

We are not a party to any legal proceedings, other than ordinary routine litigation incidental to our business, which we believe will not have a material affect on our financial position or results of operations.

Item 4. Submission of Matters to a Vote of Security Holders

None.

PART II

Item 5. Market Information for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Our common stock trades on the American Stock Exchange under the symbol "CTE." The following table sets forth the high and low sales prices of the common stock for each of the last two fiscal years, as reported on the American Stock Exchange.

	Fiscal Year 2008	
	High	Low
4th Quarter	$ 1.10	$ 0.52
3rd Quarter	1.44	0.67
2nd Quarter	1.59	1.10
1st Quarter	1.65	1.21

	Fiscal Year 2007	
	High	Low
4th Quarter	$ 2.15	$ 1.25
3rd Quarter	2.51	1.26
2nd Quarter	1.95	1.01
1st Quarter	2.83	1.85

As of June 25, 2008, there were approximately 383 stockholders of record. The last sale price as reported by the American Stock Exchange on June 16, 2008, was $0.50. We have never paid a cash dividend on our common stock and do not anticipate the payment of cash dividends in the foreseeable future. We submitted an unqualified 2007 Corporate Governance Certification to the American Stock Exchange in connection with our fiscal year 2007.

Securities Authorized for Issuance under Equity Compensation Plans as of the End of Fiscal 2008 Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance
Equity compensation plans approved by stockholders	3,376,971 (1)	$2.07	3,268,812
Equity compensation plans not approved by stockholders	360,000	$2.43	-
	3,736,971		3,268,812

(1) This total includes shares to be issued upon exercise of outstanding options under the equity compensation plans that have been approved by our stockholders (i.e., the 1996 Plan and the 2003 Plan).

Recent Sales of Unregistered Securities:

During the three months ended March 31, 2008, we issued warrants to purchase 219,298 shares of our common stock at an exercise price of $0.874 per share in a private offering pursuant to Section 4 (2) of the Securities Act to Silverwood Partners as compensation for investment banking services in connection with our sale of CDT.

There were no other sales of unregistered securities during the three months ended March 31, 2008.

Stock Repurchase Plan

In June 2001, the Board of Directors authorized the purchase of up to 250,000 shares of our common stock, of which 174,687 shares have been purchased as of March 31, 2007. In June 2004, the Board of Directors authorized the purchase of up to 500,000 additional shares of our common stock. We announced that purchases may be made from time-to-time in the open market, privately negotiated transactions, block transactions or otherwise, at times and prices deemed appropriate by management. The maximum number of shares that may be purchased under the plans as of March 31, 2007 is 575,313 shares. There were 600 shares purchased during the fiscal year ended March 31, 2007 for aggregate consideration of approximately $1,000. There was no activity in fiscal 2008 with respect to the stock repurchase plan.

Stockholder Rights Plan

The Company's board of directors approved the adoption of a stockholder rights plan (the "Rights Plan") under which all stockholders of record as of February 8, 2008 will receive rights to purchase shares of a new series of preferred stock (the "Rights"). The Rights will be distributed as a dividend. Initially, the Rights will attach to, and trade with, the Company's common stock. Subject to the terms, conditions and limitations of the Rights Plan, the Rights will become exercisable if (among other things) a person or group acquires 15% or more of the Company's common stock. Upon such an event, and payment of the purchase price, each Right (except those held by the acquiring person or group) will entitle the holder to acquire shares of the Company's common stock (or the economic equivalent thereof) having a value equal to twice the purchase price. The Company's board of directors may redeem the Rights prior to the time they are triggered. In the event of an unsolicited attempt to acquire the Company, the Rights Plan is intended to facilitate the full realization of stockholder value in the Company and the fair and equal treatment of all Company stockholders. The Rights Plan will not prevent a takeover attempt. Rather, it is intended to guard against abusive takeover tactics and encourage anyone seeking to acquire the Company to negotiate with the board of directors. The Company did not adopt the Rights Plan in response to any particular proposal.

Item 6. Selected Consolidated Financial Data

Not Applicable.

Item 7. Management's Discussion and Analysis or Plan of Operation

Forward-Looking Statements

This Report on Form 10-K contains certain statements that are "forward-looking" within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Litigation Reform Act"). These forward looking statements and other information are based on our beliefs as well as assumptions made by us using information currently available.

The words "anticipate," "believe," "estimate," "expect," "intend," "will," "should" and similar expressions, as they relate to us, are intended to identify forward-looking statements. Such statements reflect our current views with respect to future events and are subject to certain risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected, intended or using other similar expressions.

In accordance with the provisions of the Litigation Reform Act, we are making investors aware that such forward-looking statements, because they relate to future events, are by their very nature subject to many important factors that could cause actual results to differ materially from those contemplated by the forward-looking statements contained in this Report on Form 10-K. For example, we may encounter competitive, technological, financial and business challenges making it more difficult than expected to continue to develop and market our products; the market may not accept our existing and future products; we may not be able to retain our customers; we may be unable to retain existing key management personnel; and there may be other material adverse changes in our operations or business. Certain important factors affecting the forward-looking statements made herein also include, but are not limited to (i) continued downward pricing pressures in our targeted markets, (ii) the continued acquisition of our customers by certain of our competitors, and (iii) continued periods of net losses, which could require us to find additional sources of financing to fund operations, implement our financial and business strategies, meet anticipated capital expenditures and fund research and development costs. In addition, assumptions relating to budgeting, marketing, product development and other management decisions are subjective in many respects and thus susceptible to interpretations and periodic revisions based on actual experience and business developments, the impact of which may cause us to alter our marketing, capital expenditure or other budgets, which may in turn affect our financial position and results of operations. For all of these reasons, the reader is cautioned not to place undue reliance on forward-looking statements contained herein, which speak only as of the date hereof. We assume no responsibility to update any forward-looking statements as a result of new information, future events, or otherwise except as required by law.

Overview

We develop advanced polymer materials which provide critical characteristics in the design and development of medical devices. Our biomaterials are used in devices that are designed for treating a broad range of anatomical sites and disease states. Our business model leverages its proprietary materials science technology and manufacturing expertise in order to expand our product sales and royalty and license fee income.

Critical Accounting Policies

Our significant accounting policies are summarized in Note A to our consolidated financial statements. However, certain of our accounting policies require the application of significant judgment by our management, and such judgments are reflected in the amounts reported in our consolidated financial statements. In applying these policies, our management uses its judgment to determine the appropriate assumptions to be used in the determination of estimates. Those estimates are based on our historical experience, terms of existing contracts, our observance of market trends, information provided by our strategic partners and information available from other outside sources, as appropriate. Actual results may differ significantly from the estimates contained in our consolidated financial statements. Our critical accounting policies are as follows:

- *Revenue Recognition.* We recognize revenue in accordance with Staff Accounting Bulletin ("SAB") No. 104, "*Revenue Recognition in Financial Statements.*" We recognize revenue from product sales upon shipment, provided that a purchase order has been received or a contract has been executed, there are no uncertainties regarding customer acceptance, the sales price is fixed or determinable and collection is deemed probable. If uncertainties regarding customer acceptance exist, we recognize revenue when those uncertainties are resolved and title has been transferred to the customer. Amounts collected or billed prior to satisfying the above revenue recognition criteria are recorded as deferred revenue. We also receive license and royalty fees for the use of our proprietary biomaterials. We recognize these fees as revenue in accordance with the terms of the contracts.

- *Accounts Receivable Valuation.* We perform various analyses to evaluate accounts receivable balances and record an allowance for bad debts based on the estimated collectibility of the accounts such that the amounts reflect estimated net realizable value. If actual uncollectible amounts significantly exceed the estimated allowance, the Company's operating results would be significantly and adversely affected.

- *Inventory Valuation.* We value our inventory at the lower of our actual cost or the current estimated market value. We regularly review inventory quantities on hand and inventory commitments with suppliers and record a provision for excess and obsolete inventory based primarily on our historical usage for the prior twelve to twenty-four month period. Although we make every effort to ensure the accuracy of our forecasts of future product demand, any significant unanticipated change in demand or technological developments could have a significant impact on the value of our inventory and our reported operating results.

- *Goodwill.* At March 31, 2008, we had $487,000 of goodwill, which was attributable to the Company's only reporting unit. In assessing the recoverability of our goodwill, we must make assumptions in determining the fair value of the reporting unit by estimating future cash flows and considering other factors, including our stock price, other similar public companies negative industry reports and economic conditions. If those estimates or their related assumptions change in the future, we may be required to record impairment charges. Under the provisions of Statement of Financial Accounting Standards, or SFAS No. 142, "*Goodwill and Other Intangible Assets,*" we are required to test our intangible assets for impairment on an annual basis. In the fourth quarter of the fiscal year ended March 31, 2008, we completed our annual review of goodwill. As a result of this review, we determined the fair value of the one reporting unit, for which goodwill remains, exceeded its carrying amount and, therefore, no goodwill impairment existed as of March 31, 2008. We may be required to perform our impairment test more frequently if certain indicators are present or changes in circumstances suggest impairment may exist.

- *Stock-Based Compensation.* Effective April 1; 2006, we adopted Statement of Financial Accounting Standard No. 123R (SFAS 123R), "*Share-Based Payment,*" which requires the expense recognition of the estimated fair value of all stock-based payments issued to employees. Prior to the adoption of SFAS 123R, the estimated fair value associated with such awards was not recorded as an expense, but rather was disclosed in a footnote to our financial statements.

  The valuation of employee stock options is an inherently subjective process, since market values are generally not available for long-term, non-transferable employee stock options. Accordingly, an option pricing model is utilized to derive an estimated fair value. In calculating the estimated fair value of our stock options we use the Black-Scholes pricing model, which requires the consideration of the following six variables for purposes of estimating fair value:

  - the stock option exercise price;
  - the expected term of the option;
  - the grant price of our common stock, which is issuable upon exercise of the option;
  - the expected volatility of our common stock;
  - the expected dividends on our common stock (we do not anticipate paying dividends in the foreseeable future); and
  - the risk free interest rate for the expected option term.

  <u>Stock Option Exercise Price and Grant Date Price of our Common Stock.</u> Stock option exercise price is typically the closing market price of our common stock on the date of grant.

  <u>Expected Term.</u> For options granted subsequent to the adoption of SFAS 123R, the expected life of stock options granted is based on the simplified method prescribed under SAB 107, "*Share-Based Payment.*" Accordingly, the expected term is presumed to be the midpoint between the vesting date and the end of the contractual term.

  <u>Expected Volatility.</u> The expected volatility is a measure of the amount by which our stock price is expected to fluctuate during the expected term of options granted. We determine the expected volatility solely based upon the historical volatility of our common stock over a period commensurate with the option's expected

term. We do not believe that the future volatility of our common stock over an option's expected term is likely to differ significantly from the past.

Expected Dividends. We have never declared or paid any cash dividends on any of our capital stock and do not expect to do so in the foreseeable future. Accordingly, we use an expected dividend yield of zero to calculate the grant-date fair value of a stock option.

Risk-Free Interest Rate. The risk-free interest rate is the implied yield available on U.S. Treasury zero-coupon issues with a remaining term equal to the option's expected term on the grant date.

Of the variables above, the selection of an expected term and expected stock price volatility are the most subjective. The majority of the stock option expense recorded in the fiscal years ended March 31, 2008 and 2007 relates to the vesting of stock options granted subsequent to April 1, 2006, as the majority of our outstanding options were fully vested on the date of adoption.

Upon adoption of SFAS 123R, we were also required to estimate the level of award forfeitures expected to occur and record compensation expense only for those awards that are ultimately expected to vest. This requirement applies to all awards that are not yet vested, including awards granted prior to April 1, 2006. Due to the limited number of unvested options outstanding, the majority of which are held by executives and members of the Company's Board of Directors, the Company has estimated a zero forfeiture rate. The Company will revisit this assumption periodically and as changes in the composition of our option pool dictate.

Changes in the inputs and assumptions, as described above, can materially affect the measure of estimated fair value of our share-based compensation. The Company anticipates the amount of stock-based compensation to increase in the future as additional options are granted. As of March 31, 2008, there was approximately $316,000 of unrecognized compensation cost related to stock option awards that is expected to be recognized as expense over a weighted average period of 1.77 years.

Results of Operations

Fiscal Year Ended March 31, 2008 vs. March 31, 2007

Revenues

The following table presents revenues for the years ended March 31,

(dollars in thousands)	**2008**	**% of Revenues**	**2007**	**% of Revenues**
Revenues:				
Product sales	$ 1,283	40.0%	$ 717	31.5%
Royalties and development fees	1,924	60.0%	1,558	68.5%
	$ 3,207	100.0%	$ 2,275	100.0%

Product sales of our biomaterials for the fiscal year ended March 31, 2008 were $1,283,000 as compared with $717,000 for the comparable prior year period, an increase of $566,000, or 78.9%. Product sales increased primarily due to more shipments of our biomaterials to two large existing customers and first-time shipments to new customers. As part of the Company's re-branding effort launched in June 2008, the Company will be categorizing its biomaterials into standard and customized products in order to be better able to customize the materials properties and characteristics to customers' specifications.

Royalties and development fees for the fiscal year ended March 31, 2008 were $1,924,000 as compared with $1,558,000 for the comparable prior year period, an increase of $366,000 or 23.5%. We have agreements to license our proprietary biomaterial technology to medical device manufacturers. Royalties are earned when these manufacturers sell medical devices which use our biomaterials; accordingly, the increase in royalties during the fiscal year ended March 31, 2008 is a result of increased shipments of existing and new products to one manufacturer. Additionally, in October 2006, we began to generate development fees from the supply of our proprietary ChronoFlex polymer material, specifically formulated for the development of orthopedic implant devices, from a leading developer and manufacturer of orthopedic devices.

Our backlog in the ordinary course of business for biomaterial products is approximately $117,000 at March 31,

2008.

Gross Profit

The following table presents gross profit for the years ended March 31,

	2008		2007	
(dollars in thousands)	**Gross Profit**	**Gross Margin**	**Gross Profit**	**Gross Margin**
Gross profit	$ 1,950	60.8%	$ 1,646	72.4%

Gross profit (including royalty and development fees) for the fiscal years ended March 31, 2008 and 2007, was $1,950,000 or 60.8% gross margin and $1,646,000 or 72.4% gross margin, respectively. Gross profit on product sales (excluding royalty and development fees) was $26,000, or 2.0 % as a percentage of product sales for the fiscal year ended March 31, 2008, as compared with $88,000, or 12.3% for the comparable prior year period. The decrease in gross margin is primarily due to i) scrap incurred in the production of biomaterials, and ii) increased overhead costs resulting from staffing costs intended as an investment to improve our manufacturing processes and quality systems, in the fiscal year ended March 31, 2008.

Research, Development and Regulatory Expenses

The following table presents research and development expenses as a percentage of revenues for the fiscal years ended March 31,

(dollars in thousands)	**2008**	**% of Revenues**	**2007**	**% of Revenues**
Research, development and regulatory	$ 999	31.2%	$ 769	33.8%

Research and development expenses for the fiscal year ended March 31, 2008 were $999,000 as compared with $769,000 for the comparable prior year period, an increase of $230,000 or 29.9%. Our research and development efforts are focused on developing new applications for our biomaterials. Research and development expenditures consisted primarily of the salaries of full time employees and related expenses, and are expensed as incurred. We had additional staff, primarily polymer chemists, to support development activities in the year ended March 31, 2008. These individuals work on a variety of projects, including production support.

Selling, General and Administrative Expenses

The following table presents selling, general and administrative expenses as a percentage of revenues for the fiscal years ended March 31,

(dollars in thousands)	**2008**	**% of Revenues**	**2007**	**% of Revenues**
Selling, general and administrative	$ 3,408	106.3%	$ 2,598	114.2%

Selling, general and administrative expenses for the fiscal year ended March 31, 2008 were $3,408,000 as compared with $2,598,000 for the comparable prior year period, an increase of $810,000 or 31.2%. The increase is attributable, in part, to incremental legal, professional and recruiting fees; the hire of our first-time Global Sales Director for materials science; significant expansion of marketing and branding initiatives; and fees incurred in connection with Sarbanes-Oxley compliance.

Interest and Other Income and Expense

Interest and other income and expense, net for the fiscal year ended March 31, 2008 was $215,000 as compared with $89,000 for the comparable prior year period, an increase of $126,000 or 141.6%. The increase is primarily due to an increase in interest income for the fiscal year ended March 31, 2008 as a result of higher average cash and cash equivalent balances in fiscal 2008.

Net Loss from Discontinued Operations

Net loss from discontinued operations is comprised of two components. Loss from discontinued operations for the fiscal year ended March 31, 2008 was $1,985,000, comprised of approximately $319,000 and $1,666,000 from Gish and CDT, respectively. Loss on sale of Gish and CDT for the fiscal year ended March 31, 2008 was approximately $1,173,000 and $690,000, respectively.

Loss from discontinued operations for the fiscal year ended March 31, 2007 was $1,051,000, comprised of a loss of approximately $1,360,000 from CDT and income of approximately $309,000 from Gish.

Equity in Net Loss of CorNova, Inc.

During the fiscal year ended March 31, 2007, we recorded $279,000 of equity in net loss in our investment in CorNova, which resulted in our recording losses totaling our investment in CorNova, thereby reducing our investment balance to zero. There were no net losses recorded during the fiscal year ended March 31, 2008 in connection with our investment in CorNova. We have no additional obligation to contribute assets or additional common stock nor to assume any liabilities or to fund any losses that CorNova may incur.

Income Taxes

As of March 31, 2008, the Company had federal and state net operating loss carry forwards available to offset future taxable income of approximately $14,782,000, expiring between 2009 and 2028, and $10,263,000, expiring between 2009 and 2013, respectively. As of March 31, 2008, the Company had a capital loss carry forward available to offset future taxable income of approximately $9,987,000, expiring in 2013. As of March 31, 2008, the Company had federal and state investment and research tax credit carryforwards available to offset future taxable income of approximately $64,000, expiring between 2009 and 2028, and $151,000, expiring between 2009 and 2013, respectively,

Liquidity and Capital Resources

On July 6, 2007, we completed the sale of Gish, our former wholly-owned subsidiary that developed and manufactured single use cardiopulmonary bypass products, pursuant to a stock purchase agreement (the "Gish Purchase Agreement") entered into with Medos Medizintechnik AG, a German corporation ("Medos"), on July 3, 2007. The Gish Purchase Agreement provided for the sale of Gish to Medos for a purchase price of approximately $7.5 million in cash. The Gish Purchase Agreement also contained representations, warranties and indemnities that are customary in a transaction involving the sale of all or substantially all of a company or its assets. The indemnifications include items such as compliance with legal and regulatory requirements, product liability, lawsuits, environmental matters, product recalls, intellectual property, and representations regarding the fairness of certain financial statements, tax audits and net operating losses.

Pursuant to the terms of the Gish Purchase Agreement, we placed $1.0 million in escrow as a reserve for certain indemnification obligations to Medos, if any, as described above. The escrowed amount, less any agreed upon amount necessary to satisfy any indemnification obligations, may be made available to us on July 5, 2008. The realization of the escrow fund is also contingent upon the realizability of the Gish accounts receivable and inventory that were transferred to Medos for one year from the sale date. The $1.0 million of proceeds being held in escrow is not included in the calculation of the loss on sale of Gish of $1,173,000.

Medos has advised us that it may assert certain indemnity claims against us relating to certain representations and warranties up to the full amount of the $1.0 million escrow balance. We have advised Medos that we believe any such claims, if made, would be without merit under the Gish Purchase Agreement. We have concluded that a loss resulting from these potential claims by Medos in excess of the escrow balance is not probable as of March 31, 2008.

We have been notified by Medos as to their assertions that we may be liable for up to one year of severance costs related to each of the terminations of two key Gish employees by Medos, whose terminations were effected by Medos subsequent to the acquisition date. We have reviewed the assertions by Medos, and have concluded that a loss resulting from these asserted claims is not probable as of March 31, 2008.

In connection with the sale of Gish, we entered into a non-exclusive, royalty-free license (the "License Agreement") with Gish which provides for our use of certain patented technology of Gish in our products and services, provided such products and services do not compete with the cardiac bypass product development and manufacturing businesses of Gish or Medos. We have determined the License Agreement has de minimus value and, accordingly, no value has been ascribed to the license.

After transaction expenses and certain post-closing adjustments, we realized approximately $6.1 million in proceeds from the sale of Gish. Assuming the disbursement to us of all funds held in escrow after July 5, 2008, up to an additional $1.0 million may be realized. Under the terms of the Gish Purchase Agreement, we owe Medos $149,000 as a result of the change in stockholder's equity of Gish from March 31, 2007 to June 30, 2007. This amount was recorded as a current liability as of June 30, 2007, has not been paid to Medos, and is reflected as a current liability of discontinued operations as of March 31, 2008. This adjustment is included in the calculation of the loss on sale of Gish through March 31, 2008. Under the terms of the Gish Purchase Agreement, we retained Gish's cash assets of approximately $2.0 million as of June 29, 2007.

On March 28, 2008, we completed the sale of CDT, our former wholly-owned subsidiary, that is a contract manufacturer and provider of engineering services, pursuant to a stock purchase agreement (the "CDT Purchase Agreement") entered into with TACPRO, Inc. ("Tacpro") on March 28, 2008. The CDT Purchase Agreement provided for the sale of CDT to Tacpro for a purchase price of approximately $1.2 million in cash. The CDT Purchase Agreement also contained representations, warranties and indemnities that are customary in a transaction involving the sale of all or substantially all of a company or its assets. The indemnifications include items such as compliance with legal and regulatory requirements, product liability, lawsuits, environmental matters, product recalls, realization of accounts receivable and inventories at specified time periods, and tax audits. Pursuant to the terms of the CDT Purchase Agreement, we placed $240,000 in escrow as a reserve for our indemnification obligations to Tacpro if any, as described above. The escrowed amount, less any agreed upon amount necessary to satisfy any indemnification obligations, may be made available to us on March 28, 2009. The $240,000 of proceeds being held in escrow is not included in the calculation of the loss on sale of CDT of $690,000.

After transaction expenses and certain post-closing adjustments, we realized approximately $696,000 in cash proceeds from the sale of CDT. We also incurred an additional non-cash expense of approximately $76,000 related to warrants issued in connection with an investment bank that advised us. Assuming the disbursement to us of all funds held in escrow after March 28, 2009, up to an additional $240,000 may be realized.

As of March 31, 2008, we had cash and cash equivalents of $6.7 million, an increase of $2.6 million when compared with a balance of $4.1 million as of March 31, 2007.

During the year ended March 31, 2008, we had net cash outflows of $739,000 from operating activities of continuing operations as compared to net cash outflows of continuing operations of $1,563,000 for the comparable prior year period. The approximate $824,000 decrease in net cash outflows used in operating activities of continuing operations during the year ended March 31, 2008, as compared to the comparable prior year period, was primarily a result of cash provided from increases in accounts payable and accrued expenses; offset by the $331,000 increase in net loss from continuing operations.

During the year ended March 31, 2008, we had net cash inflows of $5,745,000 from investing activities of continuing operations as compared to net cash outflows of $453,000 for the comparable prior year period. Net cash inflows results from proceeds of $6,747,000 from the sale of Gish and CDT, offset by $825,000 in purchases of property, plant and equipment during the year ended March 31, 2008.

During the year ended March 31, 2008, there were 1,035,663 options exercised for cash proceeds of approximately $947,000 pursuant to the 1996 and the 2003 Option Plans.

At March 31, 2008, we had no debt. We believe our March 31, 2008 cash position will be sufficient to fund our working capital and research and development activities for at least the next twelve months.

Our future growth may depend upon our ability to raise capital to support research and development activities and to market and sell our vascular graft technology, specifically the coronary artery bypass graft. We may require substantial funds for further research and development, future pre-clinical and clinical trials, regulatory approvals, establishment of commercial-scale manufacturing capabilities, and the marketing of our products. Our capital requirements depend on numerous factors, including but not limited to, the progress of its research and development programs; the progress of pre-clinical and clinical testing; the time and costs involved in obtaining regulatory approvals; the cost of filing, prosecuting, defending and enforcing any intellectual property rights; competing technological and market developments; changes in our development of commercialization activities and arrangements; and the purchase of additional facilities and capital equipment.

With respect to the Exchange and Venture Agreement with CorNova, we have no additional obligation to contribute assets or additional common stock nor to assume any liabilities or to fund any losses that CorNova may incur.

Off-Balance Sheet Arrangements

As of March 31, 2008, we did not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on our consolidated financial condition, results of operations, liquidity, capital expenditures or capital resources.

Item 8. Financial Statements and Supplementary Data

The following documents are filed as part of this report on Form 10-K

	Page
Report of Ernst & Young LLP, Independent Registered Public Accounting Firm	F-1
Consolidated Balance Sheets at March 31, 2008 and 2007	F-2
Consolidated Statements of Operations for the years ended March 31, 2008 and 2007	F-3
Consolidated Statements of Stockholders' Equity for the years ended March 31, 2008 and 2007	F-4
Consolidated Statements of Cash Flows for the years ended March 31, 2008 and 2007	F-5
Notes to Consolidated Financial Statements	F-6 - F-21

Item 9. Changes In and Disagreements With Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

The certificates of the Company's Chief Executive Officer and Chief Financial Officer attached as Exhibits 31.1 and 31.2 to this Annual Report on Form 10-K include, in paragraph 4 of such certifications, information concerning the Company's disclosure controls and procedures, and internal control over financial reporting. Such certifications should be read in conjunction with the information contained in this Item 9A for a more complete understanding of the matters covered by such certifications.

Disclosure Controls and Procedures.

The Company's management, with the participation of the Company's Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the Company's disclosure controls and procedures as of March 31, 2008. The term "disclosure controls and procedures", as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (the "Exchange Act"), means controls and other procedures of a company that are designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized, and reported, within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company's management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions to be made regarding required disclosure. It should be noted that any system of controls and procedures, however well designed and operated, can provide only reasonable, and not absolute, assurance that the objectives of the system are met and that management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on the evaluation of the Company's disclosure controls and procedures as of March 31, 2008, the Company's Chief Executive Officer and Chief Financial Officer concluded that, as of such date, the Company's disclosure controls and procedures were effective at the reasonable assurance level.

Management's Annual Report on Internal Control Over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934). A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. Internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the interim or annual consolidated financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company's management, with the participation of its Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of the Company's internal control over financial reporting as of March 31, 2008 based on the framework in *Internal Control Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, the Company's management concluded that, as of March 31, 2008, the Company's internal control over financial reporting was effective based on those criteria.

This annual report on Form 10-K does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management's report in this annual report.

Changes in Internal Control Over Financial Reporting

There were no changes to the Company's internal control over financial reporting during the fourth quarter ended March 31, 2008 that has materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 9B. Other Information

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

CardioTech's Board of Directors is currently comprised of five directors. The directors and executive officers, their ages and positions at CardioTech as well as certain biographical information of these individuals, are set forth below. The ages of the individuals are provided as of June 15, 2008.

Name	Age	Position
Michael F. Adams	52	President, Chief Executive Officer and Director
Eric G. Walters	56	Vice President & Chief Financial Officer
Andrew M. Reed, Ph.D.	55	Vice President of Science & Technology
William J. O'Neill, Jr.	66	Chairman of the Board of Directors
Michael L. Barretti	63	Director
Anthony J. Armini, Ph.D.	70	Director
Jeremiah E. Dorsey	63	Director

There are no family relationships between any director, executive officer, or person nominated or chosen to become a director or executive officer.

Mr. Michael F. Adams has been a director of CardioTech since May 1999. Mr. Adams was appointed as President & Chief Executive Officer on August 7, 2006. From April 1, 2006 until August 7, 2006, Mr. Adams was the Company's Vice President of Regulatory Affairs and Business Development. Prior to April 2006, Mr. Adams was the Vice President of PLC Systems, Inc. Prior to joining PLC Systems in September 2000, Mr. Adams was Vice President of Assurance Medical, Inc. Prior to joining Assurance Medical in June 1999, Mr. Adams was the Chief Operating Officer and Vice President of Regulatory Affairs and Quality Assurance of CardioTech from June 1998 to May 1999. From November 1994 through June 1998, Mr. Adams served as the Vice President of Cytyc Corporation. Mr. Adams received a BS from the University of Massachusetts.

Mr. Eric G. Walters has been our Vice President & Chief Financial Officer since October 2005. Prior to joining us, Mr. Walters from October 2004 through September 2005 served as Vice President and Chief Financial Officer at Konarka Technologies, Inc., a developer of light-activated plastic (photovoltaic) material. Prior to joining Konarka, Mr. Walters served in various capacities at PolyMedica Corporation during a 13-year period, including Executive Vice President and Chief Financial Officer. Mr. Walters, a CPA, is a Member of the American Institute of Certified Public Accountants, a Fellow of the Massachusetts Society of Certified Public Accountants, and a Member in Financial Executives International. Mr. Walters serves as a Director and the Chairman of the Audit Committee of the Board of Directors of Microfluidics International Corporation since November 2005 and as a member of the Board of Directors of CorNova, Inc., a privately-held development stage company. Mr. Walters received his BA degree from Colgate University and a Certificate in Accounting from Bentley College.

Dr. Andrew M. Reed has been our Vice President of Science & Technology since April 2006. Prior to April 2006, Dr. Reed was Executive Vice President of CCS Medical a direct to patient provider of diabetic, respiratory, ostomy and wound care supplies. From 1999 to 2005 he was Chief Operating Officer and Vice President of Gericare Providers, Inc. a supplier of wound care products for patient in-home use. He was President of Innovative Technologies (US), Inc. the US Division of a UK based private label manufacturer of proprietary wound care products from 1997 through 1999. From 1990 to 1997, Dr. Reed held management positions of increasing responsibilities at PolyMedica Corporation, a direct to consumer diabetic, pharmaceutical and wound care product manufacturer and provider, including Vice President of Research and Development and President of PolyMedica Wound Care Company. Dr. Reed was responsible for research and development and manufacturing functions. Earlier in his career, Dr. Reed was a Senior Research Chemist at Millipore Corporation. Dr. Reed is the holder of several U.S. Patents, primarily in the area of polyurethane and wound dressing technologies, and is the co-inventor of ChronoFlex®. Dr. Reed received his Ph.D. in Polymer Chemistry from the University of Liverpool, UK. He is the author and co-author of numerous published scientific papers.

Mr. William J. O'Neill, Jr. has been a director of CardioTech since May 2004 and was appointed as Chairman on August 7, 2006. Mr. O'Neill is currently the Dean of the Frank Sawyer School of Management at Suffolk University in Boston, Massachusetts. Prior to this appointment, Mr. O'Neill spent thirty years (1969-1999) with the Polaroid Corporation, where he held the positions of Executive Vice President of the Corporation, President of Corporate Business Development, and Chief Financial Officer. He was also Senior Financial Analyst at Ford Motor Company. Mr. O'Neill was a Trustee at the Dana Farber Cancer Institute, and is currently a member of the Massachusetts Bar Association, a member of the Board of Directors of the Greater Boston Chamber of Commerce, and serves on the Board of Directors of Concord Camera and EDGAR Online, Inc.. He earned a BA at Boston College in mathematics, a MBA in finance from Wayne State University, and a JD from Suffolk University Law School.

Mr. Michael L. Barretti has been a director of CardioTech since January 1998. Mr. Barretti is the executive in residence and professor of marketing at Suffolk University in Boston. Mr. Barretti has been the President of Cool Laser Optics, Inc., a company which commercializes optical technology specific to the medical laser industry, since July 1996. From September 1994 to July 1996, Mr. Barretti was Vice President of Marketing for Cynosure, Inc., a manufacturer of medical and scientific lasers. From June 1987 to September 1994, Mr. Barretti was a principal and served as Chief Executive Officer of NorthFleet Management Group, a marketing management firm serving the international medical device industry. From January 1991 to May 1994, Mr. Barretti also acted as President of Derma-Lase, Inc., the U.S. subsidiary of a Glasgow, Scotland supplier of solid-state laser technologies to the medical field. Mr. Barretti received his BA from St. Johns University and an MBA from Suffolk University.

Dr. Anthony J. Armini has been a director of CardioTech since August 2000. Dr. Armini was the President, Chief Executive Officer, and Chairman of the Board of Directors of Implant Science Corporation from 1984 through 2007. From 1972 to 1984, prior to founding Implant Sciences, Dr. Armini was Executive Vice President at Spire Corporation. From 1967 to 1972, Dr. Armini was a Senior Scientist at McDonnell Douglas Corporation. Dr. Armini received his Ph.D. in nuclear physics from the University of California, Los Angeles in 1967. Dr. Armini is the author of eleven patents, fifteen patents pending and fourteen publications in the field of implant technology. Dr. Armini has over thirty years of experience working with cyclotrons and linear accelerators, the production and characterization of radioisotopes, and fifteen years experience with ion implantation in the medical and semiconductor fields.

Mr. Jeremiah E. Dorsey has been a director of CardioTech since May, 2004. Mr. Dorsey retired in 2002. From 1992 to 2002, Mr. Dorsey was President and Chief Operating Officer of The West Company (Lionville, PA), a leading supplier of components to the pharmaceutical, medical device and dental businesses. From 1990 to 1992, Mr. Dorsey was President and Chief Executive Officer of Foster Medical (Waltham, MA), a supplier of hospital equipment. From 1988 to 1990, he was President of Towles Housewares Company (Newburyport, MA), and Vice President and Board Member of J&J Dental Products Company (East Windsor, NJ), a world leader in composite materials, dental amalgams, cleaning and polishing products. Mr. Dorsey received a BA from Assumption College and an MBA from Fairleigh Dickinson University.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires our executive officers, directors and persons who beneficially own more than 10% of a registered class of our securities to file reports of ownership and changes in ownership with the SEC. Based solely on a review of copies of such forms submitted to CardioTech, we believe that all persons subject to the requirements of Section 16(a) filed such reports on a timely basis in fiscal 2007, except as follows. In fiscal 2008, Mr. Dorsey received 10 option grants to purchase shares of the Company's common stock and was late in filing 2 Forms 4 for these option grants. In fiscal 2008, Messrs. O'Neill, Barretti and Armini each received one option grant and were late in filing Form 4's.

Code of Conduct and Ethics

The Company has adopted a code of ethics that applies to its chief executive officer, chief financial officer, and vice president of finance. The code of ethics is posted on the Company's website at www.AdvBiomaterials.com. The Company intends to include on its website any amendments to, or waivers from, a provision of its code of ethics that applies to the Company's chief executive officer, chief financial officer, or vice president of finance that relates to any element of the code of ethics definition enumerated in Item 406 of Regulation S-K.

Stockholder Communications with the Board of Directors

Pursuant to procedures set forth in our bylaws, our nominating committee will consider stockholder nominations for directors if we receive timely written notice, in proper form, of the intent to make a nomination at a meeting of stockholders. To be timely, the notice must be received within the time frame identified in our bylaws, discussed below. To be in proper form, the notice must, among other matters, include each nominee's written consent to serve as a director if elected, a description of all arrangements or understandings between the nominating stockholder and each nominee and information about the nominating stockholder and each nominee. These requirements are detailed in our bylaws, which were attached as an exhibit to our Report on Form 10 filed on May 10, 1996. A copy of our bylaws will be provided upon written request.

Stockholder proposals submitted pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "Exchange Act") for inclusion in the Company's proxy materials for its 2009 Annual Meeting of

Stockholders must be received by the Clerk of the Company at the principal offices of the Company no later than May 4, 2009. The Company has received no stockholder nominations or proposals for the 2008 Annual Meeting.

Our bylaws require advance notice of any proposal by a stockholder intended to be presented at an annual meeting that is not included in our notice of annual meeting and proxy statement because it was not timely submitted under the preceding paragraph, or made by or at the direction of any member of the board of directors, including any proposal for the nomination for election as a director. To be considered for such presentation at the annual meeting of the Company's stockholders to be held on or about October 17, 2009, any such stockholder proposal must be received by us no earlier than July 13, 2009 and no later than August 10, 2009, and discretionary authority may be used if untimely submitted.

The Board will give appropriate attention to written communications that are submitted by stockholders, and will respond if and as appropriate. Stockholders who wish to send communications on any topic to the Board should address such communications to Board of Directors c/o Vice President and Chief Financial Officer, CardioTech International, Inc., 229 Andover Street, Wilmington, MA 01887.

Audit Committee

The Audit Committee was established in accordance with Section 3(a)(58)(A) of the Exchange Act. The Board has designated from among its members Mr. William J. O'Neill, Jr., Dr. Anthony J. Armini, and Mr. Jeremiah E. Dorsey as the members of the Audit Committee. The primary functions of the Audit Committee are to represent and assist the Board of Directors with the oversight of:

- appointing, approving the compensation of, and assessing the independence of the Company's independent auditors;
- overseeing the work of the Company's independent auditors, including through the receipt and consideration of certain reports from the independent auditors;
- reviewing and discussing with management and the independent auditors the Company's annual and quarterly financial statements and related disclosures;
- coordinating the Board of Director's oversight of the Company's internal control over financial reporting, disclosure controls and procedures and code of conduct and ethics;
- establishing procedures for the receipt and retention of accounting related complaints and concerns;
- meeting independently with the Company's internal auditing staff, independent auditors and management; and
- preparing the audit committee report required by SEC rules (which is included on pages 8 and 9 of this proxy statement).

The Board of Directors has determined that Mr. O'Neill is an "audit committee financial expert" as defined in Item 407(d)(5)(ii) of Regulation S-K and is independent under Section 121A and 121B of the American Stock Exchange Listing Guide. Mr. O'Neill also acts as the Chairman of the Audit Committee.

During the fiscal year ended March 31, 2008, the Audit Committee met five (5) times. The responsibilities of the Audit Committee are set forth in its written charter, which is posted on the Company's website at www.advbiomaterials.com under the "Investors – Corporate Governance" section.

Compensation Committee

The Compensation Committee consists of Michael L. Barretti, chairman, Jeremiah E. Dorsey and Anthony J. Armini. The Compensation Committee is responsible for implementing the Company's compensation philosophies and objectives, establishing remuneration levels for executive officers of the Company and implementing the Company's incentive programs, including the Company's equity compensation plans. The Board of Directors has determined that each of the members of the Compensation Committee is an "independent" director within the meaning of the Amex listing standards and meets the independence requirements of Section 162(m) of the Internal Revenue Code, as amended. The Compensation Committee met one time in fiscal 2008.

Compensation is paid to the Company's executive officers in both fixed and discretionary amounts which are established by the Board of Directors based on existing contractual agreements and the determinations of the Compensation Committee. Pursuant to its charter, the responsibilities of the Compensation Committee are (i) to assist the Board of Directors in discharging its responsibilities in respect of compensation of the Company's senior executive officers; (ii) review and analyze the appropriateness and adequacy of the Company's annual, periodic or long-term incentive compensation programs and other benefit plans and administer those compensation programs and benefit plans; and (iii) review and recommend compensation for directors, consultants and advisors. Except for the delegation of authority to the Chief Executive Officer to grant certain de minimus equity compensation awards to non-executive employees of the Company, the Compensation Committee has not delegated any of its responsibilities to any other person.

Item 11. Executive Compensation

Summary Compensation Table

The following table provides information concerning compensation for services rendered to the Company in all capacities for the fiscal years ended March 31, 2008 and 2007 by our Chief Executive Officer, Chief Financial Officer, other most highly compensated executive officers and a former executive officer whose total compensation exceeded $100,000 in fiscal 2008.

Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Option Awards ($) (1)	All Other Compensation ($) (2)	Total ($)
Named Executive Officers						
Michael F. Adams						
President & CEO	2008	$ 279,231	$ -	$ 109,374	$ 17,075 (3)	$ 405,680
	2007	$ 210,452	$ -	$ -	$ 9,533 (3)	$ 219,985
Eric G. Walters						
Vice President & CFO	2008	$ 189,615	$ -	$ 19,031	$ 14,526 (4)	$ 223,172
	2007	$ 173,247	$ -	$ -	$ 13,600 (4)	$ 186,847
Andrew M. Reed, Ph.D.						
Vice President of Science &						
Technology	2008	$ 171,923	$ -	$ 12,687	$ 2,121	$ 186,731
	2007	$ 138,482	$ -	$ -	$ 1,519	$ 140,001
Former Executive Officer						
Philip A. Beck (5)						
Vice President & General						
Manager, CDT	2008	$ 188,400	$ 70,000 (6)	$ -	$ 50,072 (7)	$ 238,472
	2007	$ 76,085	$ -	$ 25,115	$ 663	$ 101,863

(1) The amount reported in this column for the Named Executive Officer represents the dollar amount recognized for financial statement reporting purposes in fiscal 2008, determined in accordance with Statement of Financial Accounting Standards ("SFAS") No. 123R, "*Share-Based Compensation.*" See Note A of Notes to Consolidated Financial Statements set forth in our Annual Report on Form 10-K for fiscal year 2008 for the assumptions used in determining the value of such awards.

(2) All other compensation includes, but is not limited to, premiums paid by the Company for disability and group term life insurance for all named executive officers and a former executive officer.

(3) All other compensation of Mr. Adams is composed of $2,130 and $1,437 in premiums paid by the Company for disability and group term insurance and personal use of leased vehicles in the amount of $14,945 and $8,096 for the years ended March 31, 2008 and 2007, respectively.

(4) All other compensation of Mr. Walters is composed of $2,521 and $1,595 in premiums paid by the Company for disability and group term insurance and personal use of leased vehicles in the amount of $12,005 and $12,005 for the years ended March 31, 2008 and 2007, respectively.

(5) The Company entered into an employment agreement with Phil A. Beck on October 12, 2006 pursuant to which Mr. Beck will serve as Vice President and General Manager, CDT. In connection with the sale of CDT on March 28, 2008, Mr. Beck's employment agreement was assumed by the buyer of CDT. Mr. Beck receives an annual base salary of $180,000, plus a car allowance of $8,400. Mr. Beck may also be

entitled to receive an annual bonus payment in an amount, if any, to be determined by the Compensation Committee of the Board. Mr. Beck's employment agreement is further described in "Executive Compensation – Employment Agreements."

(6) On January 7, 2008, we entered into a letter agreement with Phil Beck which provided for (i) the payment of a finder's fee in the amount of $48,000 as compensation for his services locating a purchaser of CDT, which is included in "All Other Compensation", and (ii) a retention bonus of $70,000 to ensure his continued service to the Company through the completion of the sale of CDT, in each case payable upon the completion of the sale of CDT. The retention bonus was earned on March 28, 2008, the date that we completed the sale of CDT.

(7) Amount includes: i) $48,000 finder's fee as compensation for Mr. Beck's services locating a purchaser of CDT that was earned on March 28, 2008, the date that we completed the sale of CDT; and ii) $2,072 in premiums paid by the Company for disability and group term insurance.

Employment Agreements; Change in Control and Severance Provisions

Terms of Employment Agreement with Named Executive Officers

The Company entered into employment agreements (the "Employment Agreement") with (i) Michael F. Adams on September 13, 2006, effective August 7, 2006 (the "Adams Agreement"), (ii) Eric G. Walters on April 2, 2006 (the "Walters Agreement"), and (iii) Philip A. Beck on October 12, 2006 (the "Beck Agreement").

The Adams Agreement provides for Mr. Adams to serve as President & Chief Executive Officer of the Company. Pursuant to the terms of the Adams Agreement, as amended on July 10, 2007, Mr. Adams is to receive an annual base salary of $290,000, effective April 1, 2007. Mr. Adams' salary will be reviewed annually by the Board. Additionally, Mr. Adams may also be entitled to receive an annual bonus payment in an amount, if any, to be determined by the Compensation Committee of the Board.

The term of the Adams Agreement is set to expire on August 6, 2008. After such time, the term of the Adams Agreement will be deemed to continue on a month-to-month basis if not expressly extended while Mr. Adams remains employed by the Company. Mr. Adams and CardioTech each have the right to terminate the Adams Agreement at any time, with or without cause, as defined below, upon thirty (30) days prior written notice. In the event that CardioTech terminates the applicable Adams Agreement without cause, or Mr. Adams terminates his employment for good reason following a change in control, as defined below, or CardioTech fails to renew the Adams Agreement within two (2) years following the occurrence of a change in control, Mr. Adams will be entitled to receive severance equal to 2.0 times his annual base salary at termination. In such event, Mr. Adams will be bound by a non-compete covenant for one (1) year following termination of his employment.

The Walters Agreement provides for Mr. Walters to serve as Vice President and Chief Financial Officer of the Company. Pursuant to the terms of the Walters Agreement, as amended on July 10, 2007, Mr. Walters is to receive an annual base salary of $195,000, effective April 1, 2007. Mr. Walters' salary will be reviewed annually by the Board. Additionally, Mr. Walters may also be entitled to receive an annual bonus payment in an amount, if any, to be determined by the Compensation Committee of the Board.

The term of the Walters Agreement expired on April 1, 2008. After such time, the term of the Walters Agreement will be deemed to continue on a month-to-month basis if not expressly extended while Mr. Walters remains employed by the Company. Mr. Walters and CardioTech each have the right to terminate the Walters Agreement at any time, with or without cause, as defined below, upon thirty (30) days prior written notice. In the event that CardioTech terminates the applicable Walters Agreement without cause, or Mr. Walters terminates his employment for good reason following a change in control, as defined below, or CardioTech fails to renew the Walters Agreement within two (2) years following the occurrence of a change in control, Mr. Walters will be entitled to receive severance equal to 2.0 times his annual base salary at termination. In such event, Mr. Walters will be bound by a non-compete covenant for one (1) year following termination of his employment.

Terms of Employment Agreement with Former Executive Officer

The Beck Agreement provides for Mr. Beck to serve as Vice President and General Manager, CDT, a wholly-owned subsidiary of the Company. CDT was sold by the Company on March 28, 2008. Pursuant to the terms of the Beck Agreement, Mr. Beck is to receive an annual base salary of $180,000. Mr. Beck will also receive an annual car allowance of $8,400. Mr. Beck's salary will be reviewed annually by the President & Chief Executive Officer. Additionally, Mr. Beck may also be entitled to receive an annual bonus payment in an amount, if any, to be determined by the Compensation Committee of the Board.

The term of the Beck Agreement expired on October 22, 2007. After such time, the term of the Beck Agreement was deemed to continue on a month-to-month basis if not expressly extended while Mr. Beck remained employed by the Company. Mr. Beck and CardioTech each have the right to terminate the Beck Agreement at any time, with or without cause, as defined below, upon thirty (30) days prior written notice. In the event that CardioTech terminates the applicable Beck Agreement without cause, or Mr. Beck terminates his employment for good reason following a change in control, as defined below, or CardioTech fails to renew the Beck Agreement within one (1) year following the occurrence of a change in control, Mr. Beck will be entitled to receive severance equal to 1.0 times his annual base salary at termination. In such event, Mr. Beck will be bound by a non-compete covenant for one (1) year following termination of his employment.

In connection with the sale of CDT on March 28, 2008, the Beck Agreement was assumed by the buyer and CardioTech obligations under the Beck Agreement ceased.

Employment Agreement Definitions

Good Reason. "Good Reason" shall mean, during the nine (9) month period following a Change in Control, (1) a good faith determination by the named executive officer that as a result of such Change in Control he is not able to discharge his duties effectively or (2) without the named executive officer's express written consent, the occurrence of any of the following circumstances: (a) the assignment to the named executive officer of any duties inconsistent (except in the nature of a promotion) with the position in the Company that he held immediately prior to the Change in Control or a substantial adverse alteration in the nature or status of his position or responsibilities or the conditions of his employment from those in effect immediately prior to the Change in Control; (b) a reduction by the Company in the Base Salary as in effect on the date of the Change in Control; (c) the Company's requiring the named executive officer to be based more than twenty-five (25) miles from the Company's offices at which he was principally employed immediately prior to the date of the Change in Control except for required travel on the Company's business to an extent substantially consistent with his present business travel obligations; or (d) the failure by the Company to continue in effect any material compensation or benefit plan in which the named executive officer participates immediately prior to the Change in Control unless an equitable arrangement (embodied in an ongoing substitute or alternative plan) has been made with respect to such plan, or the failure by the Company to continue the named executive officer's participation therein (or in such substitute or alterative plan) on a basis not materially less favorable, both in terms of the amount of benefits provided and the level of his participation relative to other participants, than existed at the time of the Change in Control. The named executive officer's continued employment shall not constitute consent to, or a waiver of rights with respect to, any circumstance constituting Good Reason hereunder.

Change in Control. A "Change in Control" shall occur or be deemed to have occurred only if any of the following events occur: (i) any "person," as such term is used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), (other than any majority owned subsidiary thereof, the Company, any trustee or other fiduciary holding securities under an employee benefit plan of the Company, any trustee or other fiduciary of a trust treated for federal income tax purposes as a grantor trust of which the Company is the grantor, or any corporation owned directly or indirectly by the stockholders of the Company in substantially the same proportion as their ownership of stock of the Company) is or becomes the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Company representing 50% or more of the combined voting power of the Company's then outstanding securities on any matter which could come before its stockholders for approval; (ii) individuals who, as of the date hereof, constitute the Board (the "Incumbent Board") cease for any reason to constitute at least a majority of the Board, provided that any person becoming a director subsequent to the date hereof whose election, or nomination for election by the Company's stockholders, was approved by a vote of at least a majority of the directors then comprising the Incumbent Board (other than an election or nomination of an individual whose initial assumption of office is in connection with an actual or threatened election contest relating to the election of the directors of the Company, as such terms are used in Rule 14a-11 of Regulation 14A under the Exchange Act) shall be, for purposes of this Agreement, considered as though such person were a member of the Incumbent Board; (iii) the stockholders of the Company approve a merger or consolidation of the Company with any other corporation, other than (A) a merger or consolidation which would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) more than 80% of the combined voting power of the voting securities of the Company or such surviving entity outstanding immediately after such merger or consolidation or (B) a merger or consolidation effected to implement a recapitalization of the Company (or similar transaction) in which no "person" (as hereinabove defined) acquires more than 50% of the combined voting power of the Company's then outstanding securities; or (iv) the stockholders of the Company approve a plan of complete liquidation of the Company or an agreement for the sale or disposition by the Company of all or substantially all of the Company's assets.

Cause. "Cause" shall mean any of the following:

- misconduct of the named executive officer during the course of his employment which is materially injurious to the Company and which is brought to the attention of the named executive officer promptly after discovery by the Company, including but not limited to, theft or embezzlement from the Company, the intentional provision of services to competitors of the Company, or improper disclosure of proprietary information, but not including any act or failure to act by the named executive officer that he believed in good faith to be proper conduct not adverse to his duties hereunder;
- willful disregard or neglect by the named executive officer of his duties or of the Company's interests that continues after being brought to the attention of the named executive officer;
- unavailability, except as provided for in Section 3.5 of the Employment Agreement (Disability or Death), of the named executive officer to substantially perform the duties provided for herein;
- conviction of a fraud or felony or any criminal offense involving dishonesty, breach of trust or moral turpitude during the named executive officer's employment;
- the named executive officer's breach of any of the material terms of the Employment Agreement (including the failure of the named executive officer to discharge his duties in a highly competent manner) or any other agreements executed in connection with the Employment Agreement.

Potential Payments Upon Termination or Change in Control

The following table describes the estimated incremental compensation upon (i) termination by the Company of the Named Executive Officers without Cause, (ii) termination for Good Reason by the Named Executive Officer following a Change in Control, or (iii) failure by the Company to renew the Employment Agreement within two (2) years following the occurrence of a Change in Control. The estimated incremental compensation assumes the triggering event had occurred on March 31, 2008 .Benefits generally available to all employees are not included in the table. The actual amount of compensation can only be determined at the time of termination or change in control.

Named Executive Officer	Base Salary Continuation	COBRA Premiums (3)	Life Insurance Premiums (4)	Other
Michael F. Adams	$ 580,000 (1)	$ -	$ 1,176	$ -
Eric G. Walters	390,000 (2)	9,105	1,147	-
Philip A. Beck	-	-	-	118,000 (5)

(1) Lump-sum payment equal to 2.0 times Mr. Adams' base salary of $290,000 per annum, the base salary then in effect as of March 31, 2008.

(2) Lump-sum payment equal to 2.0 times Mr. Walters' base salary of $195,000 per annum, the base salary then in effect as of March 31, 2008.

(3) Represents estimated out-of-pocket COBRA health insurance premium expenses incurred by the Named Executive Officers over the six (6) month period following termination to be reimbursed by the Company. Currently, Mr. Adams does not subscribe to Company provided health benefits.

(4) Represents estimated life insurance premiums to be paid by the Company on behalf of the Named Executive Officers after termination. The Company shall continue in full force and effect, at its expense, the life insurance benefits provided in the Employment Agreement for a period of 12 months after termination of the Named Executive Officer's employment or until the Named Executive Officer becomes employed, whichever occurs first.

(5) Includes a $70,000 retention bonus and $48,000 finder's fee relating to the Company's sale of CDT on March 28, 2008.

Outstanding Equity Awards at 2008 Fiscal Year-End

The following table provides information regarding outstanding stock options held by each Named Executive Officer as of the fiscal year ended March 31, 2008.

Named Executive Officers	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable		Option Exercise Price ($)	Option Expiration Date
Michael F. Adams	3,625	-		$ 0.75	7/28/09
	14,444	-		0.75	7/28/09
	24,500	-		0.50	1/2/10
	19,625	-		2.06	10/25/10
	60,000	-		0.50	1/2/10
	25,000	-		1.10	4/29/11
	25,522	-		1.61	9/30/11
	27,373	-		1.59	10/27/12
	10,000	-		5.40	12/30/13
	2,500	-		5.40	12/30/13
	30,000	-		2.60	2/13/15
	100,000	-	(1)	1.23	10/16/17
	25,000	75,000	(2)	1.23	10/16/17
	367,589	75,000			
Eric G. Walters	200,000	-		2.32	10/2/15
	18,750	56,250	(2)	1.23	10/16/17
	218,750	56,250			
Andrew M. Reed, Ph.D.	40,000	-		1.10	4/29/11
	160,000	-		2.57	3/19/16
	12,500	37,500	(2)	1.23	10/16/17
	212,500	37,500			
	798,839	168,750			

(1) Options vested 100% on October 16, 2007, the date of grant.

(2) Options will vest at the rate of 25% on October 16, 2007, the date of grant, and 25% on each annual anniversary thereafter ending on October 16, 2010.

(3) Options granted in fiscal 2008 are also disclosed in the 2008 Grants of Plan-Based Awards Table, including the grant date fair value of these options.

The following table provides information regarding outstanding stock options held by the Former Executive Officer as of the fiscal year ended March 31, 2008.

Named Executive Officers	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable	Option Exercise Price ($)	Option Expiration Date
Philip A. Beck	75,000	75,000 (1)(2)	1.64	10/22/16

(1) Option will vest at the rate of 25% on October 23, 2006, the date of grant, and 25% on each annual anniversary thereafter ending on October 23, 2009.

(2) Option granted in fiscal 2008 is also disclosed in the 2008 Grants of Plan-Based Awards Table, including the grant date fair value of these options. The option may be purchased through June 26, 2008, which is the expiration of the exercisability period.

2008 Option Exercises and Stock Vested

During the year ended March 31, 2008, there were no exercises of option awards by any of the Named Executive Officers.

Directors' Compensation

The following table sets forth the annual compensation of CardioTech non-employee directors for fiscal 2008, which consisted of annual cash retainers, including amounts associated with serving as Chairman of the Board and the chair and member of Board committees, and equity awards in the form of options pursuant to the 2003 Stock Option Plan. Employee directors do not receive any separate compensation for their service on the Board.

Name	Fees Earned or Paid in Cash ($)	Option Awards ($) (1)	All Other Compensation ($)	Total ($)
William J. O'Neill, Jr.	$ 22,500	$ 15,312	$ -	$ 37,812
Michael L. Barretti (2)	15,500	15,312	50,000	80,812
Anthony J. Armini, Ph.D.	18,500	15,312	-	33,812
Jeremiah E. Dorsey	-	20,159	-	20,159

(1) The amount reported in this column for the non-employee director represents the dollar amount recognized for financial statement reporting purposes in fiscal 2008, determined in accordance with Statement of Financial Accounting Standards ("SFAS") No. 123R, *"Share-Based Compensation."* See Note A of Notes to Consolidated Financial Statements set forth in the Company's Annual Report on Form 10-K for fiscal year 2008 for the assumptions used in determining the value of such awards.

(2) During fiscal 2007, the Company entered into a consulting agreement with Mr. Barretti for an annualized fee of $50,000. During the fiscal year ended March 31, 2008, the Company recognized $50,000 of expense related to services incurred under this consulting agreement.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Information related to securities authorized for issuance under equity compensation plans as of the end of fiscal 2008 is included in Item 5 of Part II of the Company's Annual Report of Form 10-K for the year ended March 31, 2008.

The following table sets forth the beneficial ownership of shares of our common stock, as of June 16, 2008, of (i) each person known by us to beneficially own five percent (5%) or more of such shares; (ii) each of our directors and executive officers named in the Summary Compensation Table; and (iii) all of our current executive officers, directors, and significant employees as a group. Except as otherwise indicated, all shares are beneficially owned, and the persons named as owners hold investment and voting power.

Beneficial ownership has been determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934. Under this rule, certain shares may be deemed to be beneficially owned by more than one person, if, for example, persons share the power to vote or the power to dispose of the shares. In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire shares, for example, upon exercise of an option or warrant, within sixty (60) days of June 16, 2008. In computing the percentage ownership of any person, the amount of shares is deemed to include the amount of shares beneficially owned by such person, and only such person, by reason of such acquisition rights. As a result, the percentage of outstanding shares of any person as shown in the following table does not necessarily reflect the person's actual voting power at any particular date.

Name and Address of Beneficial Owner (1)	Amount and Nature of Beneficial Ownership	Percentage of Class (2)
Executive Officers and Directors		
Michael F. Adams (3)	367,972	1.7%
Michael L. Barretti (4)	223,448	1.1%
Anthony J. Armini, Ph.D. (5)	156,020	*
William J. O'Neill, Jr. (6)	92,500	*
Jeremiah E. Dorsey (7)	103,752	*
Eric G. Walters (8)	218,750	1.0%
Andrew M. Reed, Ph.D. (9)	212,500	1.0%
Philip A. Beck (10)	75,000	*
All executive officers and directors as a group (8 persons) (11)	1,449,942	6.4%

* Less than 1%

(1) Unless otherwise indicated, the business address of the stockholders named in the table above is CardioTech International, Inc. 229 Andover Street, Wilmington, MA 01887.

(2) Based on 21,067,313 outstanding shares as of June 16, 2008.

(3) Includes 367,589 shares of common stock, which may be purchased within sixty (60) days of June 16, 2008 upon the exercise of stock options.

(4) Includes 207,243 shares of common stock, which may be purchased within sixty (60) days of June 16, 2008 upon the exercise of stock options.

(5) Includes 150,020 shares of common stock, which may be purchased within sixty (60) days of June 16, 2008 upon the exercise of stock options.

(6) Includes 92,500 shares of common stock, which may be purchased within sixty (60) days of June 16, 2008 upon the exercise of stock options.

(7) Includes 103,752 shares of common stock, which may be purchased within sixty (60) days of June 16, 2008 upon the exercise of stock options.

(8) Includes 218,750 shares of common stock, which may be purchased within sixty (60) days of June 16, 2008 upon the exercise of stock options.

(9) Includes 212,500 shares of common stock, which may be purchased within sixty (60) days of June 16, 2008 upon the exercise of stock options.

(10) Includes 75,000 shares of commons stock, which may be purchased through June 26, 2008, which is the expiration of the exercisability period, upon the exercise of stock options.

(11) See footnotes (3) through (10).

Item 13. Certain Relationships and Related Transactions, and Director Independence

During fiscal 2007, the Company entered into a consulting agreement with Michael L. Barretti, a member of the Board and Chairman of the Compensation Committee, for an annualized fee of $50,000. During the fiscal years ended March 31, 2008 and 2007, the Company recognized $50,000 and $13,000, respectively, of expense related to services incurred under this consulting agreement, which was recorded as selling, general and administrative expense.

Transactions with related parties, including, but not limited to, members of the Board of Directors, are reviewed and approved by all members of the Board of Directors. In the event a transaction with a member of the Board is contemplated, the Director having a beneficial interest in the transaction is not allowed to participate in the decision-making and approval process. The policies and procedures surrounding the review, approval or ratification of related party transactions are not in writing, nevertheless, such reviews, approvals and ratifications of related party transactions are documented in the minutes of the meetings of the Board of Directors and any such transactions are committed to writing between the related party and the Company in an executed engagement agreement.

Independence of the Board of Directors

The Board of Directors has adopted director independence guidelines that are consistent with the definitions of "independence" as set forth in Section 301 of the Sarbanes-Oxley Act of 2002, Rule 10A-3 under the Securities Exchange Act of 1934 and AMEX listing standards. In accordance with these guidelines, the Board of Directors has reviewed and considered facts and circumstances relevant to the independence of each of our directors and director nominees and has determined that, each of the Company's non-management directors qualifies as "independent" under AMEX listing standards.

The Board of Directors has an Audit Committee, Compensation Committee and Nominating/Corporate Governance Committee. The membership of each, as of June 16, 2008, is indicated in the table below.

Directors	Audit	Compensation	Nominating/ Corporate Governance
William J. O'Neill, Jr.	Chair		
Michael L. Barretti		Chair	X
Anthony J. Armini	X	X	
Jeremiah E. Dorsey	X	X	Chair

The Board of Directors has determined that all of the members of each committee are independent as defined under the AMEX rules, including, in the case of all members of the Audit Committee, the independence requirements contemplated by Rule 10A-3 under the Exchange Act. In addition, all of the members of the Audit Committee are independent as defined by the AMEX rules that apply to the Company until the date of the Annual Meeting and otherwise satisfy the AMEX eligibility requirements for Audit Committee membership.

Item 14. Principal Accounting Fees and Services

The following is a summary of the fees billed to the Company by Ernst & Young LLP, our independent registered public accounting firm, for professional services rendered for the fiscal years ended March 31, 2008 and 2007. The Audit Committee considered and discussed with Ernst & Young LLP the provision of non-audit services to the Company and the compatibility of providing such services with maintaining its independence as the Company's auditor.

Fee Category	**Years Ended March 31,**	
(in thousands)	**2008**	**2007**
Audit fees	$ 245	$ 236
Audit-related fees	-	7
Tax fees	-	-
All other fees	-	-
Total fees	$ 245	$ 243

Audit Fees. This category consists of fees billed for professional services rendered for the audit of our annual financial statements and review of financial statements included in our quarterly reports and other professional services provided in connection with regulatory filings.

Audit-Related Fees. This category consists of fees billed for assurance and related services that related to the performance of the audit or review of our financial statements and are not otherwise reported under "Audit Fees".

Tax Fees. This category consists of fees billed for professional services for tax compliance, tax advice and tax planning. These services include assistance regarding federal and state tax compliance and acquisitions.

Pre-Approval Policies and Procedures. The Audit Committee has the authority to approve all audit and non-audit services that are to be performed by the Company's independent registered public accounting firm. Generally, the Company may not engage its independent registered public accounting firm to render audit or non-audit services unless the service is specifically approved in advance by the Audit Committee (or a properly delegated subcommittee thereof).

All Other Fees. This category consists of fees billed for professional services other than those fees described above.

PART IV

Item 15. Exhibits, Financial Statement Schedules

The following are filed as part of this Form 10-K:

(1) Financial Statements: For a list of financial statements which are filed as part of this Form 10-K, See Page 28.

(2) Exhibits

Exhibit Number:	Exhibit Title:
2.1	Agreement and plan of merger and reorganization by and among CardioTech International, Inc., Gish Acquisition Corp. and Gish Biomedical, Inc., incorporated by reference to Annex A of CardioTech's Registration Statement on Form S-4 filed on December 23, 2002.
2.2	Amendment No. 1 to Agreement and Plan of Merger and Reorganization by and among CardioTech International, Inc., Gish Acquisition Corp. and Gish Biomedical Inc., incorporated by reference to Exhibit 2.2 to CardioTech's Registration Statement on Form S-4 filed on January 16, 2003.
3.1	Certificate of Incorporation of CardioTech International, Inc., filed with the Secretary of State of the State of Delaware on October 25, 2007 and effective as of October 26, 2007 (Filed as Appendix C to CardioTech's definitive proxy statement on Schedule 14A, filed on August 30, 2007, and incorporated herein by reference).
3.2	Bylaws of CardioTech International, Inc. (Filed as Appendix D to CardioTech's definitive proxy statement on Schedule 14A, filed on August 30, 2007, and incorporated herein by reference).
3.3	Amendment No. 1 to the Bylaws of CardioTech International, Inc. (Filed as exhibit 3.1 to CardioTech's Current Report on Form 8-K, filed on December 21, 2007, and incorporated herein by reference).
3.4	Certificate of Designation of Series A Junior Participating Preferred Stock (Filed as exhibit 3.1 to CardioTech's Current Report on Form 8-K, filed on January 29, 2008, and incorporated herein by reference).
4.1	Form of Warrant incorporated by reference to Exhibit 4.1 to CardioTech's Form 8-K filed on December 23, 2004.
4.2	Form of Placement Agent Warrant incorporated by reference to Exhibit 4.2 to CardioTech's Form 8-K filed on December 23, 2004.
4.3	Form of Additional Investment Right incorporated by reference to Exhibit 4.3 to CardioTech's Form 8-K filed on December 23, 2004.
4.4	Rights Agreement dated January 28, 2008 by and between CardioTech International, Inc. and American Stock Transfer & Trust Company (Filed as exhibit 4.1 to CardioTech's Current Report on Form 8-K, filed on January 29, 2008, and incorporated herein by reference).
4.5	Form of Rights Certificate (Filed as exhibit 4.2 to CardioTech's Current Report on Form 8-K, filed on January 29, 2008, and incorporated herein by reference).
10.2	Tax Matters Agreement between PMI and CardioTech, dated May 13, 1996, was filed as Exhibit 10.2 of the Form 10 and is incorporated herein by reference.
10.3	Amended and Restated License Agreement between PMI and CardioTech, dated May 13, 1996, was filed as Exhibit 10.4 of the Form 10 and is incorporated herein by reference.
10.4	CardioTech 1996 Employee, Director and Consultant Stock Option Plan, as amended, was filed as Exhibit 10.4 to CardioTech's Form 10-K for the year ended March 31, 1998, filed on June 29, 1998, and in incorporated herein by reference.

Exhibit Number:	Exhibit Title:
10.5	Employment Agreement of Michael Szycher, dated March 26, 1998, was filed as Exhibit 10.5 to CardioTech's Form 10-K for the year ended March 31, 1998, filed on June 29, 1998, and incorporated herein by reference.
10.10	Development, Supply and License Agreement between PMI and Bard Access Systems, dated November 11, 1992, was filed as Exhibit 10.10 of the Form 10 and is incorporated herein by reference.
10.11	Lease Agreement between CardioTech and Cummings Properties Management, Inc., dated June 26, 1998, was filed as Exhibit 10.11 to CardioTech's Form 10-K for the year ended March 31, 1998, filed on June 29, 1998, and in incorporated herein by reference.
10.15	Note Purchase Agreement dated as of March 31, 1998 between CardioTech and Dresdner Kleinwort Benson Private Equity Partners, LP ("Kleinwort Benson") was filed as Exhibit 99.1 to CardioTech's Form 8-K filed with the Securities and Exchange Commission (the "Commission") on April 15, 1998 and is incorporated herein by reference.
10.15.1	Amendment, dated as of November 12, 1998, to Note Purchase Agreement and Registration Rights Agreement was filed as Exhibit 10.1 to CardioTech's Form 10-Q for the quarter ended September 30, 1998, filed on November 16, 1998 and is incorporated herein by reference.
10.18	Form of Unit Purchase Agreement between CardioTech and certain individuals was filed as Exhibit 99.1 to CardioTech's Form S-3, filed with the Securities and Exchange Commission on February 12, 1999, and is incorporated herein by reference.
10.19	Form of Warrant to Purchase Shares of Common Stock of CardioTech issued to certain individuals was filed as Exhibit 99.2 to CardioTech's Form S-3, filed with the Securities and Exchange Commission on February 12, 1999, and is incorporated herein by reference.
10.20	First Amendment Between Duke Realty Limited Partnership and CDT Dated May 1, 2004 Filed as an Exhibit to CardioTech's Form 10-K for the year ended March 31, 2004.
10.21	Exchange and Venture Agreement by and among CardioTech International, Inc., Implant Sciences, Inc. and CorNova, Inc. dated March 5, 2004 filed as an exhibit to CardioTech's Form 10-KSB for the fiscal year ended March 31, 2004.
10.22	Plan and Agreement of Merger and Reorganization dated March 12, 2004 between CardioTech International, Inc. and DermaPhylyx, Inc., filed as an exhibit to CardioTech's Form 10-KSB for the year ended March 31, 2004.
10.23	Asset Purchase Agreement, dated as of November 19, 2004 by and among CardioTech International, Inc., CarTika Medical, Inc., Thomas C. Carlson and Sheila A. Carlson, incorporated by reference to Exhibit 99 to CardioTech's Form 8-K filed on November 22, 2004.
10.24	Securities Purchase Agreement between Gryphon Master Fund, L.P., GSSF Master Fund, LP, Truk Opportunity Fund, LLC, Truk International Fund, LP, Meadowbrook Opportunity Fund LLC, Capital Ventures International, Iroquois Capital, L.P. and CardioTech International, Inc. dated as of December 21, 2004 and incorporated herein by reference to Exhibit 10.1 to CardioTech's Form 8-K filed on December 23, 2004.
10.25	Registration Rights Agreement between Gryphon Master Fund, L.P., GSSF Master Fund, LP, Truk Opportunity Fund, LLC, Truk International Fund, LP, Meadowbrook Opportunity Fund LLC, Capital Ventures International, Iroquois Capital, L.P. and CardioTech International, Inc. dated as of December 21, 2004 and incorporated herein by reference to Exhibit 10.2 to CardioTech's Form 8-K filed on December 23, 2004.
10.26	Lock-Up Agreement between CardioTech International, Inc. and certain of its officers and directors dated as of December 21, 2004 and incorporated herein by reference to Exhibit 10.3 to CardioTech's Form 8-K filed on December 23, 2004.
10.27	Employment Agreement of Eric G. Walters, dated April 3, 2006, was filed as Exhibit 10.27 to CardioTech's Form 8-K/A, filed on April 4, 2006, and incorporated herein by reference.

Exhibit Number:	Exhibit Title:
10.28	Transition Agreement dated August 11, 2006 between CardioTech International, Inc. and Michael Szycher filed as Exhibit 10.1 to CardioTech's Form 8-K, filed on August 11, 2006, and incorporated herein by reference.
10.29	Employment Agreement of Michael F. Adams, dated September 13, 2006, was filed as Exhibit 10.28 to CardioTech's Form 8-K/A, filed on September 15, 2006, and incorporated herein by reference.
10.30	CardioTech International, Inc. Nonqualified Stock Option Agreement by and between CardioTech International, Inc. and Eric G. Walters dated October 3, 2005 (Filed as exhibit 10.1 to CardioTech's Registration Statement on Form S-8, File No. 333-149343, and incorporated herein by reference).
10.31	CardioTech International, Inc. Nonqualified Stock Option Agreement by and between CardioTech International, Inc. and Dr. Andrew M. Reed dated March 20, 2006 (Filed as exhibit 10.1 to CardioTech's Registration Statement on Form S-8, File No. 333-149342, and incorporated herein by reference).
10.32**	Employment Agreement of Philip A. Beck, dated October 23, 2006.
10.33**	Letter Agreement between CardioTech International, Inc. and Philip A. Beck dated January 7, 2008.
10.34	Stock Purchase Agreement by and between CardioTech International, Inc. and Medos Medizintechnik AG effective as of June 30, 2007 (Filed as exhibit 10.1 to CardioTech's Current Report on Form 8-K , filed on July 10, 2007, and incorporated herein by reference).
10.35	License Agreement by and between CardioTech International, Inc. and Gish Biomedical, Inc. effective as of June 30, 2007 (Filed as exhibit 10.2 to CardioTech's Current Report on Form 8-K , filed on July 10, 2007, and incorporated herein by reference).
10.36	Letter of agreement by and between CardioTech International, Inc. and Michael F. Adams dated July 10, 2007(Filed as exhibit 10.1 to CardioTech's Current Report on Form 8-K , filed on July 13, 2007, and incorporated herein by reference).
10.37	Letter of agreement by and between CardioTech International, Inc. and Eric G. Walters dated July 10, 2007(Filed as exhibit 10.2 to CardioTech's Current Report on Form 8-K , filed on July 13, 2007, and incorporated herein by reference).
10.38**	Stock Purchase Agreement dated March 28, 2008 by and among CardioTech International, Inc., Catheter and Disposal Technology, Inc. and TACPRO, Inc.
21 **	Subsidiaries of CardioTech
23 **	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm
31.1 **	Certification of Chief Executive Officer pursuant to Section 302 Sarbanes-Oxley Act of 2002
31.2 **	Certification of Chief Financial Officer pursuant to Section 302 Sarbanes-Oxley Act of 2002
32.1 **	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2 **	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.1	Charter of the Compensation Committee of the Board of Directors, effective June 6, 2006

** Filed herewith

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of CardioTech International, Inc.:

We have audited the accompanying consolidated balance sheets of CardioTech International, Inc. as of March 31, 2008 and 2007, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the two years in the period ended March 31, 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of CardioTech International, Inc. at March 31, 2008 and 2007 and the consolidated results of their operations and their cash flows for each of the two years in the period ended March 31, 2008, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Boston, Massachusetts
June 24, 2008

CardioTech International, Inc.
Consolidated Balance Sheets
(In thousands, except share and per share amounts)

	March 31, 2008		March 31, 2007	
ASSETS				
Current assets:				
Cash and cash equivalents	$	6,733	$	4,066
Accounts receivable-trade, net of allowance of $6 and $5 as of March 31, 2008 and 2007, respectively		46		142
Accounts receivable-other		480		553
Inventories		149		109
Prepaid expenses and other current assets		149		112
Current assets held for sale		-		7,759
Total current assets		7,557		12,741
Property, plant and equipment, net		3,339		2,854
Goodwill		487		487
Other assets		178		3
Investment in CorNova, Inc.		-		-
Non-current assets held for sale		-		1,816
Total assets	$	11,561	$	17,901
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current liabilities:				
Accounts payable	$	370	$	253
Accrued expenses		698		202
Deferred revenue		148		158
Current liabilities held for sale		-		2,325
Current liabilities of discontinued operations		149		-
Total current liabilities		1,365		2,938
Non-current liabilities held for sale		-		116
Commitments and contingencies				
Stockholders' equity:				
Preferred stock; $.001 par value; 5,000,000 shares authorized; 500,000 shares issued and none outstanding as of March 31, 2008 and 2007, respectively		-		-
Common stock; $.001 par value; 50,000,000 shares authorized; 21,067,313 and 20,031,650 shares issued and outstanding as of March 31, 2008 and 2007, respectively		21		20
Additional paid-in capital		38,566		37,128
Accumulated deficit		(28,391)		(22,301)
Total stockholders' equity		10,196		14,847
Total liabilities and stockholders' equity	$	11,561	$	17,901

The accompanying notes are an integral part of these financial statements.

CardioTech International, Inc.
Consolidated Statements of Operations
(In thousands, except per share amounts)

	For The Years Ended March 31, 2008	2007
Revenues:		
Product sales	$ 1,283	$ 717
Royalties and development fees	1,924	1,558
	3,207	2,275
Cost of sales	1,257	629
Gross profit	1,950	1,646
Operating expenses:		
Research, development and regulatory	999	769
Selling, general and administrative	3,408	2,598
	4,407	3,367
Loss from operations	(2,457)	(1,721)
Interest and other income and expense:		
Interest income	215	70
Other income, net	-	19
Other income, net	215	89
Equity in net loss of CorNova, Inc.	-	(279)
Net loss from continuing operations	(2,242)	(1,911)
Loss from discontinued operations	(1,985)	(1,051)
Loss on sale of Gish and CDT	(1,863)	-
Net loss from discontinued operations	(3,848)	(1,051)
Net loss	$ (6,090)	$ (2,962)
Net loss per common share, basic and diluted:		
Net loss per share, continuing operations	$ (0.11)	$ (0.10)
Net loss per share, discontinued operations	(0.19)	(0.05)
Net loss per common share, basic and diluted	$ (0.30)	$ (0.15)
Shares used in computing net loss per common share, basic and diluted	20,459	19,859

The accompanying notes are an integral part of these financial statements.

CardioTech International, Inc.
Consolidated Statements of Stockholders' Equity
For the Years Ended March 31, 2007 and 2008
(In thousands, except per share amounts)

(in thousands)	Common Stock Number of Shares	Common Stock Amount	Additional Paid-in Capital	Accumulated Deficit	Other Comprehensive Income	Total Stockholders' Equity (Deficit)
Balance at March 31, 2006	19,797	$18	$ 36,865	$ (19,339)	$ (40)	$ 17,504
Issuance of common stock in connection with exercise of stock options	235	2	216	-	-	218
Stock-based compensation	-	-	48	-	-	48
Reclass of repurchased stock, at cost	(1)	-	(1)	-	-	(1)
Comprehensive income from CorNova, Inc.	-	-	-	-	40	40
Net loss	-	-	-	(2,962)	-	(2,962)
Balance at March 31, 2007	20,031	20	37,128	(22,301)	-	14,847
Issuance of common stock in connection with exercise of stock options	1,036	1	946	-	-	947
Stock-based compensation	-	-	416	-	-	416
Fair value of warrants issued	-	-	76	-	-	76
Net loss	-	-	-	(6,090)	-	(6,090)
Balance at March 31, 2008	21,067	$ 21	$ 38,566	$ (28,391)	$ -	$ 10,196

The accompanying notes are an integral part of these financial statements.

CardioTech International, Inc.
Consolidated Statements of Cash Flows
(In thousands)

	For The Years Ended March 31, 2008	2007
Cash flows from operating activities:		
Net loss	$ (6,090)	$ (2,962)
Less: Net loss from discontinued operations	3,848	1,051
Net loss from continuing operations	(2,242)	(1,911)
Adjustments to reconcile net loss from continuing operations to net cash flows:		
Depreciation and amortization	340	173
Equity in net loss of CorNova, Inc.	-	279
Provision for doubtful accounts	1	1
Fair value of warrants issued	76	-
Stock-based compensation	391	14
Changes in assets and liabilities:		
Accounts receivable-trade	95	43
Accounts receivable-other	73	(289)
Inventories	(40)	(45)
Prepaid expenses and other current assets	(36)	6
Accounts payable	117	105
Accrued expenses	496	(49)
Deferred revenue	(10)	110
Net cash flows used in operating activities of continuing operations	(739)	(1,563)
Net cash flows used in operating activities of discontinued operations	(2,913)	(696)
Net cash flows used in operating activities	(3,652)	(2,259)
Cash flows from investing activities:		
Purchases of property, plant and equipment	(825)	(460)
Proceeds from sale of Gish and CDT, net of transaction costs	6,747	-
Decrease in other assets	(177)	7
Net cash flows provided by (used in) investing activities of continuing operations	5,745	(453)
Net cash flows used in investing activities of discontinued operations	(373)	(280)
Net cash flows provided by (used in) investing activities	5,372	(733)
Cash flows from financing activities:		
Net proceeds from issuance of common stock	947	218
Repurchase of common stock	-	(1)
Net cash flows provided by financing activities of continuing operations	947	217
Net change in cash and cash equivalents	2,667	(2,775)
Cash and cash equivalents at beginning of period	4,066	6,841
Cash and cash equivalents at end of period	$ 6,733	$ 4,066
Supplemental Disclosure of Cash Flow Information:		
Interest paid	$ 4	$ 4

The accompanying notes are an integral part of these financial statements.

A. Nature of Business

CardioTech International, Inc. ("CardioTech" or the "Company") develops advanced polymer materials which provide critical characteristics in the design and development of medical devices. The Company's biomaterials are used in devices that are designed for treating a broad range of anatomical sites and disease states. The Company's business model leverages its proprietary materials science technology and manufacturing expertise in order to expand product sales and royalty and license fee income.

The Company's leading edge technology, notably products such as ChronoFlex®, HydroMed™, and HydroThane™, which have been developed to overcome a wide range of design and functional challenges such as the need for dimensional stability, ease of manufacturability and demanding physical properties to overcoming environmental stress cracking (ESC) and providing heightened lubricity for ease of insertion. The Company's new product extensions customize proprietary polymers for specific customer applications in a wide range of device categories.

In June 2008, in connection with our re-branding launch, we formed AdvanSource Biomaterials Corporation, a wholly-owned subsidiary, as an initial step in our ongoing efforts to better reflect our strategic plan.

The Company is conducting a clinical trial in Europe for CardioPass™, its synthetic coronary bypass graft.

The Company's fiscal year ends on March 31. References herein to fiscal 2008 and fiscal 2007 refer to the year ended March 31, 2008 and 2007, respectively.

Sale of Gish

On July 6, 2007, the Company completed the sale of Gish Biomedical, Inc. ("Gish"), its former wholly-owned subsidiary that developed and manufactured single use cardiopulmonary bypass products, pursuant to a stock purchase agreement (the "Gish Purchase Agreement") entered into with Medos Medizintechnik AG, a German corporation ("Medos"), on July 3, 2007. The Gish Purchase Agreement provided for the sale of Gish to Medos for a purchase price of approximately $7.5 million in cash. The Gish Purchase Agreement also contained representations, warranties and indemnities that are customary in a transaction involving the sale of all or substantially all of a company or its assets. The indemnifications include items such as compliance with legal and regulatory requirements, product liability, lawsuits, environmental matters, product recalls, intellectual property, and representations regarding the fairness of certain financial statements, tax audits and net operating losses.

Pursuant to the terms of the Gish Purchase Agreement, the Company placed $1.0 million in escrow as a reserve for certain indemnification obligations to Medos, if any, as described above. The escrowed amount, less any agreed upon amount necessary to satisfy any indemnification obligations, may be made available to the Company on July 5, 2008. The realization of the escrow fund is also contingent upon the realizability of the Gish accounts receivable and inventory that were transferred to Medos for one year from the sale date. The $1.0 million of proceeds being held in escrow is not included in the calculation of the loss on sale of Gish of $1,173,000.

Medos has advised the Company that it may assert certain indemnity claims against the Company relating to certain representations and warranties up to the full amount of the $1.0 million escrow balance. The Company has advised Medos that it believes any such claims, if made, would be without merit under the Gish Purchase Agreement. The Company has concluded that a loss resulting from these potential claims by Medos in excess of the escrow balance is not probable as of March 31, 2008.

The Company has been notified by Medos as to their assertions that the Company may be liable for up to one year of severance costs related to each of the terminations of two key Gish employees by Medos, whose terminations were effected by Medos subsequent to the acquisition date. The Company has reviewed the assertions by Medos and has concluded that a loss resulting from this asserted claim is not probable as of March 31, 2008.

In connection with the sale of Gish, the Company entered into a non-exclusive, royalty-free license (the "License Agreement") with Gish which provides for our use of certain patented technology of Gish in the Company's products and services, provided such products and services do not compete with the cardiac bypass product development and manufacturing businesses of Gish or Medos. The Company has determined the License Agreement has de minimus value and, accordingly, no value has been ascribed to the license.

After transaction expenses and certain post-closing adjustments, the Company realized approximately $6.1 million in proceeds from the sale of Gish. Assuming the disbursement to the Company of all funds held in escrow after July 5, 2008, up to an additional $1.0 million may be realized. Under the terms of the Gish Purchase Agreement, the Company owes Medos $149,000 as a result of the change in stockholder's equity of Gish from March 31, 2007 to June 30, 2007. This amount has not been paid to Medos, and is reflected as a current liability of discontinued operations in the accompanying consolidated balance sheet as of March 31, 2008. This adjustment is included in the calculation of the loss on sale of Gish through March 31, 2008. Under the terms of the Gish Purchase Agreement, the Company retained Gish's cash assets of approximately $2.0 million as of June 29, 2007.

Sale of CDT

On March 28, 2008, the Company completed the sale of Catheter and Disposables Technology, Inc. ("CDT"), its former wholly-owned subsidiary that is a contract manufacturer and provider of engineering services, pursuant to a stock purchase agreement (the "CDT Purchase Agreement") entered into with TACPRO, Inc. ("Tacpro") on March 28, 2008. The CDT Purchase Agreement provided for the sale of CDT to Tacpro for a purchase price of approximately $1.2 million in cash. The CDT Purchase Agreement also contained representations, warranties and indemnities that are customary in a transaction involving the sale of all or substantially all of a company or its assets. The indemnifications include items such as compliance with legal and regulatory requirements, product liability, lawsuits, environmental matters, product recalls, realization of accounts receivable and inventories at specified time periods, and tax audits. Pursuant to the terms of the CDT Purchase Agreement, the Company placed $240,000 in escrow as a reserve for its indemnification obligations to Tacpro if any, as described above. The escrowed amount, less any agreed upon amount necessary to satisfy any indemnification obligations, may be made available to the Company on March 28, 2009. The $240,000 of proceeds being held in escrow is not included in the calculation of the loss on sale of CDT of $690,000.

After transaction expenses and certain post-closing adjustments, the Company realized approximately $696,000 in cash proceeds from the sale of CDT. The Company also incurred an additional non-cash expense of $76,000 related to warrants issued in connection with an investment bank that advised the Company on the transaction. Assuming the disbursement to the Company of all funds held in escrow after March 28, 2009, up to an additional $240,000 may be realized.

CorNova

CardioTech has partnered with CorNova, Inc. ("CorNova"), a privately-held, development stage company focused on the development of a next-generation drug-eluting stent. The Company owns common stock in CorNova and has a 15% ownership interest in CorNova, (See Note M).

The Company's corporate, development and manufacturing operations are located in Wilmington, Massachusetts.

Summary of Significant Accounting Policies:

The accompanying consolidated financial statements include the accounts of the Company reflecting its operations in Massachusetts. As a result of the July 6, 2007 sale of Gish and March 28, 2008 sale of CDT pursuant to the respective purchase agreements, the assets and liabilities of Gish and CDT are presented in the accompanying consolidated balance sheet as assets and liabilities held for sale as of March 31, 2007 and the operating results of Gish and CDT are presented in the accompanying consolidated statements of operations as discontinued operations for the years ended March 31, 2008 and 2007. Additionally, the following notes to the consolidated financial statements include disclosures related to the Company's continuing operations unless specifically identified as disclosures related to discontinued operations.

Accounting Principles

The consolidated financial statements and accompanying notes are prepared in accordance with U.S. generally accepted accounting principles.

Basis of Consolidation

The consolidated financial statements include the accounts of the Company, and its wholly-owned subsidiaries. The Company's investment in CorNova is accounted for using the equity method of accounting in accordance with Accounting Principles Board ("APB") Opinion No. 18, "*The Equity Method of Accounting for Investments in Common Stock.*" (See Note M). The consolidated financial statements for all periods presented have been restated to reflect discontinued operations of Gish and CDT.

Use of Accounting Estimates

The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Uncertainties

The Company is subject to risks common to companies in the medical device industry including, but not limited to, development of new technology innovations by competitors of the Company, dependence on key personnel, protection of proprietary technology, and compliance with FDA regulations.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and short-term investments with maturities of three months or less when acquired.

Revenue Recognition

The Company recognizes revenue in accordance with Staff Accounting Bulletin ("SAB") No. 104, "*Revenue Recognition in Financial Statements.*" The Company recognizes revenue from product sales upon shipment, provided that a purchase order has been received or a contract has been executed, there are no uncertainties regarding customer acceptance, the sales price is fixed or determinable and collection is deemed probable. If uncertainties regarding customer acceptance exist, the Company recognizes revenue when those uncertainties are resolved and title has been transferred to the customer. Amounts collected or billed prior to satisfying the above revenue recognition criteria are recorded as deferred revenue. The Company also receives license and royalty fees for the use of its proprietary biomaterials. CardioTech recognizes these fees as revenue in accordance with the terms of the contracts.

Generally, the customer specifies the delivery method and is responsible for delivery costs. However, in certain situations, the customer specifies the delivery method and requests the Company pay the delivery costs and then invoice the delivery costs to the customer or include an estimate of the delivery costs in the price of the product. Delivery costs billed to customers by the Company for the years ended March 31, 2008 and 2007 of approximately $13,000 and $8,000, respectively, have been recorded as revenue, and the costs have been recorded in cost of goods sold.

Research, Development and Regulatory Expense

Research, development and regulatory expenditures for the years ended March 31, 2008 and 2007 were $999,000 and $769,000, respectively, and consisted primarily of salaries and related costs and are expensed as incurred. The Company has four full time employees that work on a variety of projects, including production support.

Reporting Comprehensive Loss

Statement of Financial Accounting Standards ("SFAS") No. 130, "*Reporting Comprehensive Income (Loss),*" establishes standards for the reporting and display of comprehensive income or loss and its components in the consolidated financial statements. Comprehensive income (loss) is the total of net income (loss) and all other non owner changes in equity including such items as unrealized holding gains (losses) on securities classified as available-for-sale, foreign currency translation adjustments and minimum pension liability adjustments. For the year ended March 31, 2008, comprehensive loss has equaled net loss. For the year ended March 31, 2007, the only component of comprehensive loss was the Company's equity in the net loss of CorNova of approximately $40,000.

Basic and Diluted Earnings Per Share

The Company follows SFAS No. 128, "*Earnings Per Share,*" where basic earnings per share is computed by dividing net income (loss) by the weighted average number of common shares outstanding during the period. Diluted earnings per share are based upon the weighted average number of common shares outstanding during the period plus additional weighted average common equivalent shares outstanding during the period. Common equivalent shares result from the assumed exercise of outstanding stock options and warrants, the proceeds of which are then assumed to have been used to repurchase outstanding common stock using the treasury stock method. In addition, the numerator is adjusted for any changes in income or loss that would result from the assumed conversion of potential shares. At March 31, 2008 and 2007, potentially dilutive shares of 3,736,971 and 6,306,749, respectively, were excluded from the loss per share calculations because their effect would be antidilutive. Shares deemed to be antidilutive include stock options and warrants.

Property and Equipment

Property and equipment are stated at cost. Equipment is depreciated using the straight-line method over the estimated useful lives of the assets, ranging from three to seven years, leasehold improvements are amortized using the straight-line method over the shorter of the estimated life of the asset or the remaining term of the lease, and the Company's building is depreciated using the straight-line method over 40 years. Expenditures for repairs and maintenance are charged to expense as incurred. The Company records construction in process in the appropriate asset category and commences depreciation upon completion and commencement of use of the asset.

Inventories

Inventories are stated at the lower of cost (first-in, first-out) or net realizable value and consist of the following:

	March 31,	
(in thousands)	**2008**	**2007**
Raw materials	$ 74	$ 22
Work in progress	3	4
Finished goods	72	83
Total inventories	$ 149	$ 109

Income Taxes

The Company follows SFAS No. 109, "*Accounting for Income Taxes,*" where deferred tax assets and liabilities are recognized based on temporary differences between the financial statement and tax basis of assets and liabilities using currently enacted tax rates. A valuation reserve against the net deferred assets is recorded, if, based upon the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

Intangible Assets and Impairment of Long-Lived Assets

The Company evaluates its long-lived assets, which include property and equipment and finite-lived intangible assets for impairment as events and circumstances indicate that the carrying amount may not be recoverable and at a minimum at each balance sheet date. The Company evaluates the realizability of its long-lived assets based on profitability and undiscounted cash flow expectations for the related asset or subsidiary. Property and equipment and amortizable intangibles are subject to SFAS No. 144, "*Accounting for the Impairment or Disposal of Long-Lived Assets.*" Non-amortizable intangibles, such as goodwill, are subject to SFAS No. 142, "*Goodwill and Other Intangible Assets.*"

In assessing the recoverability of goodwill, the Company must make assumptions in determining the fair value of the asset by estimating future cash flows and considering other factors, including any significant changes in the manner or use of the assets or negative industry reports or economic conditions. If those estimates or their related assumptions change in the future, CardioTech may be required to record additional impairment charges. Under the provisions of SFAS No. 142, the Company is required to test its goodwill and other intangible assets for impairment on an annual basis, or more frequently if indicators of impairment exist. The Company's goodwill is related to the biomaterials business. In the fourth quarter of the fiscal year ended March 31, 2008, the Company completed its annual review of goodwill. As a result of this review, it determined the fair value of the goodwill exceeded the carrying amount and, therefore, no goodwill impairment existed as of March 31, 2008. The Company will be required to continue to perform a goodwill impairment test on an annual basis and the next test is scheduled during the quarter ending March 31, 2009.

Stock-Based Compensation

In December 2004, the Financial Accounting Standards Board ("FASB") issued SFAS No. 123R, *Share-Based Payment—An Amendment of FASB Statements No. 123 and 95* ("SFAS No. 123R"), which requires all companies to measure compensation cost for all share-based payments, including employee stock options, at fair value. Generally, the approach in SFAS No. 123R is similar to the approach described in SFAS No. 123, *Accounting for Stock-Based Compensation* ("SFAS No.123"). However, SFAS No. 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair value over the requisite service period. Pro forma disclosure is no longer an alternative. In March 2005, the SEC issued Staff Accounting Bulletin ("SAB") No. 107 ("SAB No. 107"), which expressed the views of the SEC regarding the interaction between SFAS No. 123R and certain rules and regulations of the SEC. SAB No. 107 provides guidance related to the valuation of share-based payment arrangements for public companies, including assumptions such as expected volatility and expected term.

Prior to April 1, 2006, the Company applied the pro forma disclosure requirements under SFAS No. 123 and accounted for its stock-based employee compensation plans using the intrinsic value method under the recognition and measurement provisions of APB No. 25, *Accounting for Stock Issued to Employees* and related interpretations.

Effective April 1, 2006, the Company adopted the fair value recognition provisions of SFAS No. 123R, using the modified prospective transition method. Under this transition method, compensation cost recognized in the statement of operations for the fiscal year ended March 31, 2007 includes: (a) compensation cost for all share-based payments granted prior to, but not yet vested as of April 1, 2006, based on the grant-date fair value estimated in accordance with the original provisions of SFAS No. 123; and (b) compensation cost for all share-based payments granted, modified or settled subsequent to April 1, 2006, based on the grant date fair value estimated in accordance with the provisions of SFAS 123R. In accordance with the modified prospective transition method, results for prior periods have not been restated.

For the fiscal years ended March 31, 2008 and 2007, the Company recorded stock-based compensation expense for options that vested of approximately $391,000 and $15,000, respectively, which would not have been recorded prior to the adoption of SFAS No. 123R. As of March 31, 2008, the Company has approximately $316,000 of unrecognized compensation cost related to stock options that is expected to be recognized as expense over a weighted average period of 1.77years.

The valuation of employee stock options is an inherently subjective process, since market values are generally not available for long-term, non-transferable employee stock options. Accordingly, an option pricing model is utilized to derive an estimated fair value. The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In calculating the estimated fair value of our stock options the Company uses the Black-Scholes pricing model, which requires the consideration of the following six variables for purposes of estimating fair value:

- the stock option exercise price;
- the expected term of the option;
- the grant price of the Company's common stock, which is issuable upon exercise of the option;
- the expected volatility of the Company's common stock;
- the expected dividends on the Company's common stock (the Company does not anticipate paying dividends in the foreseeable future); and
- the risk free interest rate for the expected option term.

Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

The fair value of each option granted during fiscal years 2008 and 2007 is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	Years Ended March 31,	
	2008	**2007**
Dividend yield	None	None
Expected volatility	70.00	80.00
Risk-free interest rate	3.01 - 5.01%	4.2% - 5.2%
Expected life	6.5 years	6.5 years
Fair value of options granted	$0.80	$1.24

Stock Option Exercise Price and Grant Date Price of Common Stock. The closing market price of the Company's common stock on the date of grant.

Expected Term. For option grants subsequent to the adoption of SFAS 123R, the expected life of stock options granted is based on the simplified method prescribed under SAB 107, "*Share-Based Payment.*" Accordingly, the expected term is presumed to be the midpoint between the vesting date and the end of the contractual term.

Expected Volatility. The expected volatility is a measure of the amount by which the Company's stock price is expected to fluctuate during the expected term of options granted. The Company determines the expected volatility solely based upon the historical volatility of its common stock over a period commensurate with the option's expected term. The Company does not believe that the future volatility of its common stock over an option's expected term is likely to differ significantly from the past.

Expected Dividends. The Company has never declared or paid any cash dividends on any of its capital stock and does not expect to do so in the foreseeable future. Accordingly, the Company uses an expected dividend yield of zero to calculate the grant-date fair value of a stock option.

Risk-Free Interest Rate. The risk-free interest rate is the implied yield available on U.S. Treasury zero-coupon issues with a remaining term equal to the option's expected term on the grant date.

Upon adoption of SFAS 123R, the Company was also required to estimate the level of award forfeitures expected to occur and record compensation expense only for those awards that are ultimately expected to vest. This requirement applies to all awards that are not yet vested. Due to the limited number of unvested options outstanding, the majority of which are held by executives and members of the Company's Board of Directors, the Company has estimated a zero forfeiture rate. The Company will revisit this assumption periodically and as changes in the composition of our option pool dictate.

Changes in the inputs and assumptions as described above can materially affect the measure of estimated fair value of share-based compensation. The Company anticipates the amount of stock-based compensation will increase in the future as additional options are granted.

Fair Value of Financial Instruments

The fair value of cash and cash equivalents, receivables and payables at March 31, 2008 and 2007 approximate their carrying amount due to the short maturities of these items. Financial instruments that potentially subject the Company to a concentration of credit risk principally consist of cash and cash equivalents and trade receivables.

All of the Company's cash and cash equivalents are maintained at major financial institutions.

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents and trade accounts receivable. The Company maintains cash and cash equivalents with high credit, quality financial institutions.

The Company performs ongoing credit evaluations of the financial condition of its customers and generally does not require collateral. The Company's may require new customers to pay a deposit prior to any work being performed, which is recorded as deferred revenue. Although the Company is directly affected by the overall financial condition of the healthcare industry, management does not believe significant credit risk exists either at March 31, 2008 or 2007. The Company maintains an allowance for doubtful accounts based on accounts past due according to contractual terms and historical collection experience. Actual losses when incurred are charged to the allowance.

Recent Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, "*Fair Value Measurements.*" This new standard provides guidance for using fair value to measure assets and liabilities. The FASB believes SFAS No. 157 also responds to investors' requests for expanded information about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. SFAS No. 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value but does not expand the use of fair value in any new circumstances. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. The Company expects to adopt SFAS No. 157 on April 1, 2008, and does not expect it to have a material affect on the Company's financial position and results of operations.

In February 2007, the FASB issued SFAS No. 159, "T*he Fair Value Option for Financial Assets and Financial Liabilities,*" which provides companies with an option to report selected financial assets and liabilities at fair value. The objective of SFAS No. 159 is to reduce both complexity in accounting for financial instruments and the volatility in earnings caused by measuring related assets and liabilities differently. SFAS No. 159 establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities and to more easily understand the effect of the company's choice to use fair value on its earnings. SFAS No. 159 also requires entities to display the fair value of the selected assets and liabilities on the face of the balance sheet. SFAS No. 159 does not eliminate disclosure requirements of other accounting standards, including fair value measurement disclosures in SFAS No. 157. This Statement is effective as of the beginning of an entity's first fiscal year beginning after November 15, 2007. The Company expects to adopt SFAS No. 159 on April 1, 2008, and does not expect it to have a material affect on the Company's financial position and results of operations.

In December 2007, the FASB issued SFAS No. 160, "*Non-controlling Interests in Consolidated Financial Statements.*" SFAS No. 160 clarifies that a non-controlling or minority interest in a subsidiary is considered an ownership interest and accordingly, requires all entities to report such interests in subsidiaries as equity in the consolidated financial statements. SFAS No. 160 is effective for fiscal years beginning after December 15, 2008. The Company expects to adopt SFAS No. 160 on April 1, 2009, and does not expect it to have a material affect on the Company's financial position and results of operations.

In December 2007, the FASB issued SFAS No. 141(R), "*Business Combinations.*" SFAS No. 141(R) replaces SFAS No. 141, "*Business Combinations*" and establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any non-controlling interests in the acquiree and the goodwill acquired. Some of the key changes under SFAS No. 141(R) will change the accounting treatment for certain specific acquisition related items including: (1) accounting for acquired in process research and development as an indefinite-lived intangible asset until approved or discontinued rather than as an immediate expense; (2) expensing acquisition costs rather than adding them to the cost of an acquisition; (3) expensing restructuring costs in connection with an acquisition rather than adding them to the cost of an acquisition; (4) including the fair value of contingent consideration at the date of an acquisition in the cost of an acquisition; and (5) recording at the date of an acquisition the fair value of contingent liabilities that are more likely than not to occur. SFAS No. 141(R) also includes a substantial number of new disclosure requirements. SFAS No. 141(R) is effective prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Early adoption of SFAS No. 141(R) is prohibited. The Company expects to adopt SFAS No. 160 on April 1, 2009. The Company believes the adoption of SFAS N0. 141(R) could have a material impact on how the Company will identify, negotiate, and value future acquisitions and a material impact on how an acquisition will affect the Company's consolidated financial statements.

B. Related Party Transactions

During fiscal 2007, the Company entered into a consulting agreement with Michael L. Barretti, a member of its Board of Directors, for an annualized fee of $50,000. During the fiscal years ended March 31, 2008 and 2007, the Company recognized $50,000 and $13,000, respectively, of expense related to services incurred under this agreement, which was recorded as selling, general and administrative expense.

C. License Agreements

PolyMedica Corporation granted to CardioTech an exclusive, perpetual, worldwide, royalty-free license for CardioTech to use all of the necessary patent and other intellectual property owned by PLMD in the implantable devices and materials field (collectively, "Licensed Technology"). CardioTech, at its own expense, will file patents or other applications for the protection of all new inventions formulated, made, or conceived by CardioTech during the term of the license that related to Licensed Technology and all such inventions shall be exclusively licensed to PolyMedica for use by PolyMedica in fields other than the implantable devices and materials field. There are no financial commitments of CardioTech related to this license.

D. Property, Plant and Equipment

Property, plant and equipment consist of the following:

	March 31,	
(in thousands)	2008	2007
Land	$ 500	$ 500
Building	2,652	2,153
Machinery, equipment and tooling	1,180	869
Furniture, fixtures and office equipment	268	253
	4,600	3,775
Less: accumulated depreciation	(1,261)	(921)
	$ 3,339	$ 2,854

Depreciation expense for the fiscal years ended March 31, 2008 and 2007 was approximately $340,000 and $173,000, respectively.

E. Income Taxes

The Company adopted the provisions of Financial Interpretation No. 48 ("FIN 48"), *"Accounting for Uncertainty in Income Taxes,"* an interpretation of SFAS No. 109, *Accounting for Income Taxes*, on April 1, 2007. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109 and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. At the adoption date and as of March 31, 2008, the Company had no material unrecognized tax benefits and no adjustments to liabilities or operations were required.

The Company may from time to time be assessed interest or penalties by major tax jurisdictions. The Company recognizes interest and penalties related to uncertain tax positions in income tax expense. No interest and penalties have been recognized by the Company to date.

Tax years 2005 through 2008 are subject to examination by the federal and state taxing authorities. There are no income tax examinations currently in process.

Reconciliation between the Company's effective tax rate and the United States statutory rate is as follows:

	For The Years Ended March 31,	
	2008	2007
Expected federal tax rate	34.0%	34.0%
State income taxes, net of federal tax benefit	13.6%	6.0%
Non-deductible expenses	-2.4%	-0.9%
Book versus tax loss on sale of subsidiaries	45.4%	0.0%
Change in valuation allowance	-90.6%	-39.1%
Effective tax rate	0.0%	0.0%

Deferred tax assets and liabilities are determined based on the differences between the financial statement carrying amounts and the tax basis of the assets and liabilities using the enacted tax rate in effect in the years in which the differences are expected to reverse. A valuation allowance has been recorded against the deferred tax asset as it is more likely than not, based upon the analysis by the Company of all available evidence, that the tax benefit of the deferred tax asset will not be realized.

Significant components of the Company's deferred tax assets and deferred tax liabilities as of March 31, 2008 and 2007 consisted of the following:

(in thousands)	March 31, 2008	March 31, 2007
Deferred Tax Assets:		
Net operating loss carryforwards	$ 5,669	$ 5,035
Capital loss carry forward	4,022	-
Tax credits	164	138
Inventory and receivable allowances	8	-
Accrued expenses deductible when paid	123	129
Depreciation and amortization	38	32
Deferred tax assets held for sale	-	7,334
Deferred tax assets	10,024	12,668
Deferred Tax Liabilities:		
Deferred tax liabilities held for sale	-	(154)
Deferred tax liabilities	-	(154)
Sub-total	10,024	12,514
Valuation allowance	(10,024)	(12,514)
Net deferred tax asset	$ -	$ -

A valuation allowance has been recorded to offset substantially all net deferred tax assets due to uncertainty of realizing the tax benefits of the underlying operating loss and tax credit carry forwards over their carry forward periods. During the year ended March 31, 2008, the valuation allowance decreased by $2,490,000.

As of March 31, 2008, the Company has the following unused net operating loss and tax credit carry forwards available to offset future federal and state taxable income, both of which expire at various times as noted below:

(in thousands)	Net Operating Losses	Investment & Research Credits	Expiration Dates
Federal	$ 14,782	$ 64	2009 to 2028
State	$ 10,263	$ 151	2009 to 2013
Capital loss carry forward	$ 9,987		2013

The Company's net operating loss carry forwards are subject to review and possible adjustment by the Internal Revenue Service and state tax authorities.

The Company also has approximately $1,367,000 of net operating loss carryforwards related to stock compensation. The related tax benefit of approximately $550,000 will be credited to additional paid-in capital upon realization.

F. Contingencies

Medos has advised the Company that it may assert certain indemnity claims against the Company relating to certain representations and warranties up to the full amount of the $1.0 million escrow balance. The Company has advised Medos that it believes any such claims, if made, would be without merit under the Purchase Agreement.

The Company has concluded that a loss resulting from these potential claims by Medos in excess of the escrow amount is not probable as of March 31, 2008.

The Company has been notified by Medos as to their assertions that the Company may be liable for up to one year of severance costs for each termination related to the terminations of two key Gish employees by Medos whose terminations were effected by Medos subsequent to the acquisition date. The Company has reviewed the assertion by Medos and has concluded that a loss resulting from these asserted claims in excess of the escrow balance is not probable as of March 31, 2008.

G. Concentration of Credit Risk and Major Customers

For the year ended March 31, 2008, two customers represented 65% and 16% of revenues, respectively. For the year ended March 31, 2007, one customer represented 72% of revenues.

H. Stockholders' Equity

Preferred Stock

The Company has authorized 5,000,000 shares, $0.001 par value, Preferred Stock (the Preferred Stock") of which 500,000 shares have been issued but none are outstanding. In addition, 500,000 shares of Preferred Stock have been designated as Series A Junior Participating Preferred Stock (the "Junior Preferred Stock") with the designations and the powers, preferences and rights, and the qualifications, limitations and restrictions specified in the Certificate of Designation of the Junior Preferred Stock filed with the Delaware Department of State on January 28, 2008. Such number of shares may be increased or decreased by resolution of the Board of Directors; provided, that no decrease shall reduce the number of shares of Junior Preferred Stock to a number less than the number of shares then outstanding plus the number of shares reserved for issuance upon the exercise of outstanding options, rights or warrants or upon the conversion of any outstanding securities issued by the Company convertible into Junior Preferred Stock.

Common Stock Options and Warrants

In connection with a financing transacted in December 2004, the Company issued warrants to investors to purchase 569,793 shares of common stock at an exercise price of $3.00 per share, which are exercisable until December 22, 2009. In addition, the placement agent was issued warrants to purchase 113,959 shares of our common stock at an exercise price of $2.40 per share and 56,979 shares of our common stock at an exercise price of $3.00 per share, which are exercisable until December 22, 2009. Warrants for 140,000 shares of common stock have an exercise price of $2.40 and expire on July 11, 2008. On March 31, 2008, the Company issued warrants to the investment bankers who assisted in the sale of CDT to purchase 219,298 shares of common stock at an exercise price of $0.874 per share, which are exercisable until March 31, 2015. The warrants were valued at $76,000 using the Black-Scholes model and treated as permanent equity.

At March 31, 2008, warrants issued to purchase 1,100,029 shares of common stock were outstanding. If all warrants are exercised, the Company would receive gross proceeds of approximately $2,681,500, less related transaction costs, if any.

The Company issued 1,035,663 shares of common stock during the year ended March 31, 2008, as a result of the exercise of options by employees and consultants, generating cash proceeds of approximately $947,000. The Company issued 235,417 shares of common stock during the year ended March 31, 2007, as a result of the exercise of options by employees and consultants, generating cash proceeds of $218,000.

Treasury Stock and Other Transactions

In June 2001, the Board of Directors authorized the purchase of up to 250,000 shares of the Company's common stock. In June 2004, the Board of Directors authorized the purchase of up to 500,000 additional shares of the Company's common stock. The Company announced that purchases may be made from time-to-time in the open market, privately negotiated transactions, block transactions or otherwise, at times and prices deemed appropriate by management. Since June 2001, the Company has purchased a total of 174,687 shares. During the year ended March 31, 2008 the Company repurchased no shares of the Company's common stock. During the year ended March 31, 2007, the Company repurchased 600 shares of the Company's common stock at an approximate cost of $1,000.

Stockholder Rights Plan

The Company's board of directors approved the adoption of a stockholder rights plan (the "Rights Plan") under which all stockholders of record as of February 8, 2008 will receive rights to purchase shares of the Junior Preferred Stock (the "Rights"). The Rights will be distributed as a dividend. Initially, the Rights will attach to, and trade with, the Company's common stock. Subject to the terms, conditions and limitations of the Rights Plan, the Rights will become exercisable if (among other things) a person or group acquires 15% or more of the Company's common stock. Upon such an event, and payment of the purchase price, each Right (except those held by the acquiring person or group) will entitle the holder to acquire shares of the Company's common stock (or the economic equivalent thereof) having a value equal to twice the purchase price. The Company's board of directors may redeem the Rights prior to the time they are triggered. In the event of an unsolicited attempt to acquire the Company, the Rights Plan is intended to facilitate the full realization of stockholder value in the Company and the fair and equal treatment of all Company stockholders. The Rights Plan will not prevent a takeover attempt. Rather, it is intended to guard against abusive takeover tactics and encourage anyone seeking to acquire the Company to negotiate with the board of directors. The Company did not adopt the Rights Plan in response to any particular proposal.

I. Stock Based Compensation

CardioTech's 1996 Employee, Director and Consultants Stock Option Plan (the "1996 Plan") was approved by CardioTech's Board of Directors and Stockholders in March 1996. A total of 7,000,000 shares have been reserved for issuance under the Plan. Under the terms of the Plan the exercise price of Incentive Stock Options issued under the Plan must be equal to the fair market value of the common stock at the date of grant. In the event that Non Qualified Options are granted under the Plan, the exercise price may be less than the fair market value of the common stock at the time of the grant (but not less than par value). In October 2003, the Company's shareholders approved the CardioTech International, Inc. 2003 Stock Option Plan (the "2003 Plan"), which authorizes the issuance of 3,000,000 shares of common stock with terms similar to the 1996 Plan. In January 2006, the Company filed Form S-8 with the Securities and Exchange Commission registering an additional 489,920 total shares of common stock in the 1996 Plan and 2003 Plan. Total shares of common stock registered under the 1996 Plan and 2003 Plan (collectively, the "Plans") are 10,489,920. Substantially all of the stock options granted pursuant to the 1996 Plan provide for the acceleration of vesting of the shares of Common Stock subject to such options in connection with certain changes in control of the Company. A similar provision is not included in the 2003 Plan. In February 2008, the Company filed two Forms S-8 to register 360,000 shares of common stock in connection with previously granted stock options to two executives who received grants of unregistered shares under Rule 711 of AMEX. Normally, options granted expire ten years from the grant date.

Activity under the Plans for the year ended March 31, 2008 is as follows:

	Options Outstanding	Weighted Average Exercise Price per Share	Weighted Average Remaining Contractual Term in Years	Aggregate Intrinsic Value
Options outstanding as of April 1, 2007	5,426,018	$ 2.16	6.15	$ -
Granted	783,250	1.17		-
Exercised	(1,035,663)	0.91	-	363,410
Cancelled	(2,536,663)	2.57	-	-
Options outstanding as of March 31, 2008	2,636,942	1.96	6.51	4,480
Options exercisable as of March 31, 2008	2,171,464	2.14	5.96	4,480
Options vested or expected to vest as of March 31, 2008	2,636,942	1.96	6.51	4,480

The aggregate intrinsic value in the table above represents the total pre-tax intrinsic value (the difference between the closing price of the common stock on March 31, 2008 of $0.54 and the exercise price of each in-the-money option) that would have been received by the option holders had all option holders exercised their options on March 31, 2008. Total intrinsic value of stock options exercised under the Plan for the fiscal years ended March 31, 2008 and 2007 was $363,000 and $246,000, respectively. The total fair value of stock options that vested during the fiscal years ended March 31, 2008 and 2007 were $219,000 and $92,000, respectively.

At March 31, 2008, there were no shares remaining to be granted under the 1996 Stock Option Plan and 3,268,812 shares were available for grant under the 2003 Stock Option Plan.

J. Discontinued Operations

Gish Biomedical, Inc.

In accordance with SFAS No.144, *"Accounting for the Impairment or Disposal of Long-Lived Assets"*, the accompanying consolidated balance sheets and statements of operations present the results of Gish as discontinued operations. As noted above, the Company's Board of Directors approved a plan to sell Gish in June 2007. The Company executed the Gish Purchase Agreement on July 3, 2007, effective as of June 30, 2007, and closed on July 6, 2007. The Company has (i) eliminated Gish's financial results from its ongoing operations, (ii) determined that Gish, which operated as a separate subsidiary, was a separate component of its aggregated business as, historically, management reviewed separately the Gish financial results and cash flows apart from its ongoing continuing operations, and (iii) determined that it will have no further continuing involvement in the operations of Gish or cash flows from Gish after the sale. Accordingly, the assets and liabilities of Gish are classified as held for sale as of March 31, 2007.

Revenues related to Gish for fiscal 2008 and 2007 were $3,849,000 and $15,210,000, respectively. Net loss related to Gish for fiscal 2008 was $319,000. Net income related to Gish for fiscal 2007 was $309,000. Revenue and loss from discontinued operations for Gish for fiscal 2008 include results for the three months ended June 30, 2007 as the Company sold Gish on July 6, 2007.

The assets and liabilities of Gish as of March 31, 2007 are as follows:

Assets of Discontinued Operations		*(in thousands)*
Current assets of discontinued operations:		
Accounts receivable-trade	$	2,120
Inventories		4,752
Prepaid expenses and other current assets		91
Total current assets of discontinued operations		6,963
Non-current assets of discontinued operations:		
Property, plant and equipment, net		840
Other assets		120
Intangible assets		468
Total non-current assets of discontinued operations		1,428
Total assets of discontinued operations	$	8,391
Liabilities of Discontinued Operations		
Current liabilities of discontinued operations:		
Accounts payable	$	1,447
Accrued expenses		410
Total current liabilities of discontinued operations		1,857
Non-current liabilities of discontinued operations:		
Deferred rent		116
Total liabilities of discontinued operations	$	1,973

Catheter and Disposables Technology, Inc.

In accordance with SFAS No.144, "*Accounting for the Impairment or Disposal of Long-Lived Assets*", the accompanying consolidated balance sheets and statements of operations present the results of CDT as discontinued operations. As noted above, the Company executed the CDT Purchase Agreement and simultaneously closed the transaction on March 28, 2008. The Company has (i) eliminated CDT's financial results from its ongoing operations, (ii) determined that CDT, which operated as a separate subsidiary, was a separate component of its aggregated business as, historically, management reviewed separately the CDT financial results and cash flows apart from its ongoing continuing operations, and (iii) determined that it will have no further continuing involvement in the operations of CDT or cash flows from CDT after the sale.

Revenues related to CDT for fiscal 2008 and 2007 were $3,646,000 and $3,666,000, respectively. Net loss related to CDT for fiscal 2008 and 2007 was $1,666,000 and $1,325,000, respectively.

The assets and liabilities of CDT as of March 31, 2007 are as follows:

Assets of Discontinued Operations	*(in thousands)*
Current assets of discontinued operations:	
Accounts receivable-trade	$ 449
Inventories	343
Prepaid expenses and other current assets	4
Total current assets of discontinued operations:	796
Non current assets of discontinued operations:	
Property, plant and equipment, net	388
Total assets of discontinued operations	$ 1,184
Liabilities of Discontinued Operations	
Current liabilities of discontinued operations:	
Accounts payable	$ 179
Accrued expenses	250
Deferred revenue	39
Total current liabilities of discontinued operations	$ 468

K. Valuation and Qualifying Accounts

(in thousands)	Balance at beginning of period	Charged to costs and expenses	Other	Write-off	Balance at end of period
Year ended March 31, 2008:					
Deducted from assets accounts:					
Allowance for doubtful accounts	$ 5	$ 1	$ -	$ -	$ 6
Excess and obsolescence reserve	15	-	-	-	15
Total	$ 20	$ 1	$ -	$ -	$ 21
Year ended March 31, 2007:					
Deducted from assets accounts:					
Allowance for doubtful accounts	$ 4	$ 5	$ -	$ 4	$ 5
Excess and obsolescence reserve	15	-	-	-	15
Total	$ 19	$ 5	$ -	$ 4	$ 20

L. Benefit Plans and Employment Agreements of Executive Officers

The Company has the CardioTech International, Inc. 401(k) Retirement Savings Plan established under Section 401(k) of the Internal Revenue Code. All full-time employees who are twenty-one years of age are eligible to participate on the beginning of the first month after 30 days of employment. The Company's contributions are discretionary and the Company made no matching contributions during either fiscal 2008 or 2007.

The Company has entered into an employment agreement with Eric G. Walters (the "Walters Agreement"), pursuant to which said individual serves as Vice President and Chief Financial Officer of the Company. Pursuant to the terms of the Walters Agreement, Mr. Walters is to receive an annual base salary of $195,000, as amended. Mr. Walters' salary will be reviewed annually by the Board. Additionally, Mr. Walters may also be entitled to receive an annual bonus payment in an amount, if any, to be determined by the Compensation Committee of the Board.

On August 7, 2006, the Board of Directors of CardioTech International, Inc. (the "Company") accepted the resignation of Dr. Michael Szycher as Chief Executive Officer, President and Treasurer of the Company, effective as of that date. Dr. Szycher also resigned as a member of the Company's Board of Directors. He remained an employee of the Company in a non-executive capacity as Senior Scientific Advisor for a period of one year. On August 11, 2006 the Company entered into a transition agreement (the "Transition Agreement") with Dr. Szycher. The Transition Agreement provides for Dr. Szycher to serve in a non-executive capacity as Senior Scientific Advisor to the Company at his then current annual base salary of $325,000 for a period of one year, at which time his employment terminated. The Company agreed (i) to continue Dr. Szycher's current life insurance coverage for 12 months following his separation date and (ii) to pay Dr. Szycher's COBRA medical insurance premiums for a period of 6 months following his separation date.

On August 7, 2006, the Company appointed Michael F. Adams as Chief Executive Officer and President of the Company. Mr. Adams has been a director of the Company since May 1999 and joined the Company as its Vice President of Regulatory Affairs and Business Development on April 1, 2006. The Company entered into an employment agreement with Mr. Adams (the "Adams Agreement") on September 13, 2006. Under the terms of the Adams Agreement, Mr. Adams will be employed by the Company for two years and receive an annual base salary of $290,000, as amended, which is subject to annual review by the Company's Board of Directors. During the Employment Period, as defined in the Adams Agreement, Mr. Adams may receive an annual bonus to be determined at the sole discretion of the Compensation Committee of the Board of Directors. The Company may renew the Adams Agreement at the end of the initial term, however, lacking any express agreement between the parties at the end of the Employment Period, the Adams Agreement shall be deemed to continue on a month-to-month basis. Either party has the right to terminate the Adams Agreement upon thirty (30) days written notice. Mr. Adams is eligible for participation in all executive benefit programs, including health insurance, life insurance, and stock-based compensation. If Mr. Adams' employment is terminated without cause, the Company is obligated to (i) pay Mr. Adams an amount equal to two (2) times his base salary upon such termination, (ii) provide Mr. Adams with health insurance benefits for a period of 18 months after such termination, of which the premiums for the first six (6) months after such termination shall be paid by the Company, and (iii) provide Mr. Adams life insurance benefits for one (1) year after such termination at the Company's expense.

M. Investment in CorNova, Inc.

As of March 31, 2007, CardioTech had a 30% ownership interest in the common stock of CorNova and, accordingly, CardioTech has used the equity method of accounting in accordance with APB Opinion No. 18, "*The Equity Method of Accounting for Investments in Common Stock*", and recorded 30% of the net loss of CorNova in its consolidated financial statements for the fiscal year ended March 31, 2007. During the fiscal year ended March 31, 2007, the Company recorded equity in the net loss of CorNova of $279,000, and equity in comprehensive income of CorNova of $40,000 (related to unrealized holding gains on securities classified as available-for-sale), which reduced the Company's investment in CorNova to $0. Therefore, no additional losses were recorded from the Company's equity ownership in CorNova in fiscal 2008. The Company has no additional obligation to contribute assets or additional common stock nor to assume any liabilities or to fund any losses that CorNova may incur.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: June 27, 2008 **CardioTech International, Inc.**

By: /s/ Michael F. Adams
Michael F. Adams
Chief Executive Officer and President

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Dated: June 27, 2008	/s/ Michael F. Adams Michael F. Adams Chief Executive Officer and President (Principal Executive Officer)
Dated: June 27, 2008	/s/ William J. O'Neill William J. O'Neill, Jr. Chairman
Dated: June 27, 2008	/s/ Anthony J. Armini Anthony J. Armini Director
Dated: June 27, 2008	/s/ Michael L. Barretti Michael L. Barretti Director
Dated: June 27,2008	/s/ Jeremiah Dorsey Jeremiah Dorsey Director
Dated: June 27, 2008	/s/ Eric G. Walters Eric G. Walters Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)

Exhibit 31.1

CERTIFICATION

I, Michael F. Adams, hereby certify that:

1. I have reviewed this Annual Report on Form 10-K of CardioTech International, Inc. (the "Company");

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this report;

4. The Company's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Company and have:

a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c. Evaluated the effectiveness of the Company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d. Disclosed in this report any change in the Company's internal control over financial reporting that occurred during the Company's fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting; and

5. The Company's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Company's auditors and the audit committee of the Company's board of directors (or persons performing the equivalent functions):

a. All significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the Company's ability to record, process, summarize and report financial information; and

b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal control over financial reporting.

Date: June 27, 2008

/s/ Michael F. Adams

Michael F. Adams
Chairman, Chief Executive Officer
(Principal Executive Officer)

Exhibit 31.2

CERTIFICATION

I, Eric G. Walters, hereby certify that:

1. I have reviewed this Annual Report on Form 10-K of CardioTech International, Inc. (the "Company");

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this report;

4. The Company's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Company and have:

a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c. Evaluated the effectiveness of the Company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d. Disclosed in this report any change in the Company's internal control over financial reporting that occurred during the Company's fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting; and

5. The Company's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Company's auditors and the audit committee of the Company's board of directors (or persons performing the equivalent functions):

a. All significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the small business issuer's ability to record, process, summarize and report financial information; and

b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer's internal control over financial reporting.

Date: June 27, 2008

/s/ Eric G. Walters

Eric G. Walters
Vice President and Chief Financial Officer

Exhibit 32.1

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of CardioTech International, Inc., a Massachusetts corporation (the "Company"), on Form 10-K for the fiscal year ended March 31, 2008, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Michael F. Adams, Chief Executive Officer and President of the Company, hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to the best of my knowledge:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Michael F. Adams
Michael F. Adams
Chief Executive Officer and President

Date: June 27, 2008

This certification accompanies each report of the Company on Form 10-Q and Form 10-K pursuant to §906 of the Sarbanes-Oxley Act of 2002 and shall not, except to the extent required by the Sarbanes-Oxley Act of 2002, be deemed filed by the Company for purposes of §18 of the Securities Exchange Act of 1934, as amended.

A signed original of this written statement required by §906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

Exhibit 32.2

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of CardioTech International, Inc., a Massachusetts corporation (the "Company"), on Form 10-K for the fiscal year ended March 31, 2008, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Eric G. Walters, the chief financial officer of the Company, hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to the best of my knowledge:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Eric G. Walters

Eric G. Walters
Vice President and Chief Financial Officer

Date: June 27, 2008

This certification accompanies each report of the Company on Form 10-Q and Form 10-K pursuant to §906 of the Sarbanes-Oxley Act of 2002 and shall not, except to the extent required by the Sarbanes-Oxley Act of 2002, be deemed filed by the Company for purposes of §18 of the Securities Exchange Act of 1934, as amended.

A signed original of this written statement required by §906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

END